Dreyfus
Cash Management
Funds

SEMIANNUAL REPORT July 31, 2005

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Contents

The Funds

For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

The Funds



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2005, the six Dreyfus Cash Management Funds listed below produced the following annualized yields and annualized effective yields:[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Cash Management		
Institutional Shares	2.73	2.76
Investor Shares	2.48	2.51
Administrative Shares	2.63	2.66
Participant Shares	2.33	2.35
Dreyfus Cash Management Plus, Inc.		
Institutional Shares	2.73	2.76
Investor Shares	2.48	2.51
Administrative Shares	2.63	2.66
Participant Shares	2.33	2.35
Dreyfus Government Cash Management		
Institutional Shares	2.67	2.71
Investor Shares	2.42	2.45
Administrative Shares	2.57	2.60
Participant Shares	2.27	2.30
Dreyfus Government Prime Cash Management		
Institutional Shares	2.62	2.65
Investor Shares	2.37	2.39
Administrative Shares	2.52	2.55
Participant Shares	2.22	2.24
Dreyfus Treasury Cash Management		
Institutional Shares	2.58	2.61
Investor Shares	2.33	2.35
Administrative Shares	2.48	2.50
Participant Shares	2.18	2.20
Dreyfus Treasury Prime Cash Management		
Institutional Shares	2.44	2.47
Investor Shares	2.19	2.22
Administrative Shares	2.35	2.37
Participant Shares	2.05	2.07

Economic and Market Environment

As short-term interest rates increased in a recovering economy, so did yields of money market instruments. In fact, the Federal Reserve Board (the "Fed") raised interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years.

In early February, just as the reporting period began, the Fed increased the overnight federal funds rate from 2.25% to 2.5%. Although the move was widely expected, many analysts at the time believed that inflationary pressures remained low in a moderately growing economy. By the time of the next FOMC meeting in late March, however, surging energy prices and healthy employment gains had rekindled investors' inflation concerns. In its announcement of the March rate increase to 2.75%, the Fed adopted a more hawkish tone, noting, "Pressures on inflation have picked up in recent months and pricing power is more evident." It was later estimated that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

In early May, the Fed increased the federal funds rate to 3%. However, evidence of slower economic growth in global markets weighed on investor sentiment when China's torrid economic growth appeared to moderate and Europe's economic prospects were hurt by the rejection of the European Union's proposed constitution. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%.

Although economic expectations appeared to improve in June, when the U.S. labor market posted another relatively impressive performance, oil prices

rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. In fact, some analysts believed that the Fed might be near the end of its credit tightening cycle. Yet, when the Fed hiked the federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. Initial estimates indicated that U.S. GDP grew at a 3.4% annualized rate during the second quarter.

In July, it was revealed that non-farm payrolls increased by a healthy 146,000 in June and the unemployment rate dropped to 5.0% in May. While somewhat below the consensus forecast, these numbers were strong enough to convince investors that economic growth remained solid. At the same time, inflationary pressures appeared to stay contained, as steep discounts from automobile manufacturers and apparel retailers offset the effects of surging energy prices.

Portfolio Focus

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the funds' weighted average maturities in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

One of those meetings took place on August 9, just after the end of the reporting period. As expected, the Fed raised overnight rates to 3.5% for its tenth consecutive increase, and it indicated that further rate hikes were likely over the remainder of 2005. In our judgment, however, the Fed and the market may now focus more intently not on raising rates per se, but on determining at what level the federal funds rate will reach "neutral" given the prevailing state of the economy and inflation.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 15, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Tax Exempt). For the six-month period ended July 31, 2005, the three Dreyfus Cash Management Funds listed below produced the following annualized yields and annualized effective yields:[1]

	Annualized Yield (%)	Annualized Effective Yield (%)
Dreyfus Municipal Cash Management Plus		
Institutional Shares	2.11	2.13
Investor Shares	1.86	1.88
Administrative Shares	2.01	2.03
Participant Shares	1.72	1.73
Dreyfus N.Y. Municipal Cash Management		
Institutional Shares	2.08	2.10
Investor Shares	1.83	1.85
Administrative Shares	1.98	2.00
Participant Shares	1.68	1.70
Dreyfus Tax Exempt Cash Management		
Institutional Shares	2.07	2.09
Investor Shares	1.82	1.84
Administrative Shares	1.97	1.99
Participant Shares	1.68	1.69

Economic and Market Environment

When the reporting period began, economic activity was growing at a moderate pace, job creation was on an upward trend and inflationary pressures appeared to remain low. In this environment, the Federal Reserve Board (the "Fed") continued to raise the federal funds rate, implementing increases of 25 basis points at each of four meetings of its Federal Open Market Committee ("FOMC").

At the FOMC meeting in February, the Fed raised the overnight federal funds rate from 2.25% to 2.5%, noting that it regarded "upside and downside risks to the attainment of both sustainable growth and price stability for the next few quarters to be roughly equal" and that "policy accommodation can be removed at a pace that is likely to be measured." However, just six weeks later, in its announcement of the rate hike during the March FOMC meeting, the Fed noted that "pressures on inflation have picked up in recent months." This more hawkish tone, together with a renewed surge in energy prices, caused investors' inflation concerns to intensify. It later was estimated that the U.S. economy grew at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to mount, weaker-than-expected data in April and May suggested that the U.S. economy might be hitting another soft patch as high energy prices, evidence of a global slowdown and difficulties encountered by the U.S. airline and automotive industries were regarded as potential threats to consumer and business spending. Nonetheless, the Fed implemented its eighth consecutive rate hike at the May FOMC meeting, driving the federal funds rate to 3%. At the time, the Fed noted that longer-term inflationary pressures remained well contained, suggesting that earlier concerns might have been overblown.

The U.S. economy appeared to gather additional strength during June and July. Capital spending among corporations accelerated along with manufacturing activity and other measures of industrial health. Consumer confidence improved and consumer prices remained unchanged overall as steep discounts from automobile manufacturers and apparel retailers offset the effects of surging energy prices, which rose above $60 per barrel for the first time in history. The language in the Fed's announcement of its June rate hike to 3.25% remained largely unchanged, which many analysts interpreted as a signal that additional

rate hikes were likely in the future. Subsequent reports of strong employment gains and an initial estimate of 3.4% annualized GDP growth for the second quarter lent credence to this view.

New York's economy benefited from many of the same factors that fueled national economic growth. Better business conditions at both the state and local level helped boost tax revenues for New York state and New York City, reducing their need to issue tax-exempt money market instruments. In addition, one of the major bond rating agencies upgraded the city's credit rating in recognition of its improved fiscal condition.

In this environment, tax-exempt money market yields rose along with short-term interest rates. In addition, seasonal factors related to changes in supply and demand during "tax season" helped support yields of tax-exempt instruments, enabling them to temporarily reach yields equal to taxable money market securities.

Portfolio Focus

Over the reporting period, we continued to focus primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. Concerns regarding rising short-term interest rates kept yields of variable-rate securities low, as investors were hesitant to purchase longer-term securities in this environment. However, most money market funds employed a similar strategy, and the industry's weighted average maturity of 24 days in May was the shortest on record.

With demand particularly robust at the short end of the maturity range, yields of variable rate demand notes, on which yields are reset daily or weekly, fell to unusually low levels. Instead, we found what we believed to be more attractive opportunities among tax-exempt commercial paper, municipal notes and short-maturity bonds with maturities between one and six months. Because of our emphasis on these securities, the fund's weighted average maturity was slightly longer than the industry average for much of the reporting period. However, we attempted to "ladder" the fund's holdings within this maturity range to protect its yield while ensuring that funds would remain available for reinvestment as interest rates rose.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

August 15, 2005
New York, N.Y.

An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

July 31, 2005 (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2005 to July 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended July 31, 2005

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 2.99
Ending value (after expenses)	$1,013.60	$1,012.30	$1,013.10	$1,011.60
Dreyfus Cash Management Plus, Inc.				
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 2.99
Ending value (after expenses)	$1,013.60	$1,012.40	$1,013.10	$1,011.60
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 1.50	$ 2.99
Ending value (after expenses)	$1,013.30	$1,012.10	$1,012.80	$1,011.30
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,013.10	$1,011.80	$1,012.60	$1,011.10
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,012.90	$1,011.60	$1,012.40	$1,010.80
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,012.20	$1,010.90	$1,011.70	$1,010.20
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,010.50	$1,009.30	$1,010.00	$1,008.50
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.50	$ 2.99
Ending value (after expenses)	$1,010.40	$1,009.10	$1,009.90	$1,008.40
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 1.49	$ 2.99
Ending value (after expenses)	$1,010.30	$1,009.10	$1,009.80	$1,008.40

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended July 31, 2005

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Cash Management Plus, Inc.				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 1.51	$ 3.01
Ending value (after expenses)	$1,023.80	$1,022.56	$1,023.31	$1,021.82

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Dreyfus Cash Management	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—40.4%		
Abbey National PLC (Yankee) 3.45%, 9/30/2005	460,000,000	460,000,000
Alliance & Leicester PLC (London) 3.40%, 9/22/2005	100,000,000	100,000,000
Banca Monte Dei Paschi (Yankee) 3.40%, 9/9/2005	300,000,000	300,000,000
Banco Bilbao Vizcaya Argentaria S.A. (Yankee) 3.28%, 9/6/2005	150,000,000	150,001,487
Calyon (Yankee) 3.27%, 9/7/2005	100,000,000	100,000,509
Citibank N.A. 3.27%-3.40%, 9/6/2005-9/22/2005	215,000,000	215,000,000
Credit Suisse (Yankee) 3.32%-3.61%, 8/12/2005-10/27/2005	600,000,000	600,000,000
Depfa Bank PLC (Yankee) 3.27%, 9/6/2005	100,000,000	100,000,000
Dexia Credit Locale (Yankee) 3.40%, 9/9/2005	150,000,000	150,000,000
First Tennessee Bank N.A. 3.44%, 9/30/2005	50,000,000	50,000,000
KBC Bank N.V. (Yankee) 3.30%, 8/12/2005	400,000,000	400,000,000
Natexis Banques Populares (Yankee) 3.15%-3.27%, 8/5/2005-9/7/2005	600,000,000	600,000,799
Royal Bank of Canada (Yankee) 3.40%, 9/9/2005	378,000,000	378,000,000
Royal Bank of Scotland PLC (Yankee) 3.28%-3.39%, 8/12/2005-9/22/2005	265,000,000	265,000,358
Svenska Handelsbanken (Yankee) 3.41%-3.45%, 9/9/2005-9/30/2005	500,000,000	500,000,000
Unicredito Italiano SpA (Yankee) 3.45%, 9/30/2005	490,000,000	490,004,049
Washington Mutual Bank FA 3.14%-3.46%, 8/4/2005-9/29/2005	375,000,000	375,000,000
Total Negotiable Bank Certificates of Deposit (cost $5,233,007,202)		**5,233,007,202**
Commercial Paper—48.3%		
ANZ International Limited 3.41%-3.61%, 9/9/2005-10/27/2005	199,000,000 [a]	197,771,256
Alliance & Leicester PLC 3.45%, 9/28/2005	54,000,000	53,702,460
Amstel Funding 3.14%, 8/2/2005	138,275,000 [a]	138,263,017

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Bank of America Corp.		
3.40%-3.41%, 9/9/2005-9/15/2005	650,000,000	647,332,000
Barclays US Funding Corp.		
3.30%-3.45%, 8/12/2005-9/30/2005	585,000,000	583,897,937
Bear Stearns Cos. Inc.		
3.42%, 9/6/2005	156,000,000	155,469,600
Beta Finance Inc.		
3.15%, 8/3/2005	90,500,000 a	90,484,291
CC USA Inc.		
3.40%, 9/23/2005	47,000,000	46,766,815
Ciesco LLC		
3.40%, 9/7/2005-9/8/2005	72,500,000 a	72,245,420
Depfa Bank PLC		
3.16%-3.45%, 8/4/2005-9/28/2005	250,000,000	249,409,070
Deutsche Financial LLC		
3.32%, 8/1/2005	100,000,000	100,000,000
Dexia Delaware LLP		
3.40%, 9/21/2005	500,000,000	497,612,917
Edison Asset Securitization LLC		
3.40%, 9/6/2005	215,000,000 a	214,273,300
Fairway Finance Corp.		
3.41%, 9/9/2005	103,921,000 a	103,539,350
General Electric Capital Services Inc.		
3.39%, 9/20/2005	200,000,000	199,066,667
General Electric Co.		
3.40%, 9/6/2005	500,000,000	498,310,000
Grampian Funding LLC		
3.61%, 10/28/2005	95,770,000 a	94,931,907
HSBC Bank USA		
3.15%-3.39%, 8/3/2005-9/19/2005	400,000,000	398,830,666
Harrier Finance Funding		
3.45%, 9/26/2005	29,000,000 a	28,845,720
ING US Funding LLC		
3.41%, 9/9/2005	85,000,000	84,688,298
Intesa Funding LLC		
3.15%, 8/4/2005	300,000,000	299,922,000
Mont Blanc Capital Corp.		
3.39%, 9/21/2005	60,000,000 a	59,714,400
Morgan Stanley		
3.16%, 8/3/2005-8/5/2005	300,000,000	299,921,750

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Nationwide Building Society 3.41%, 9/12/2005	100,000,000	99,604,500
Northern Rock PLC 3.40%-3.41%, 9/12/2005-9/22/2005	167,000,000	166,271,056
Sigma Finance Inc. 3.26%-3.40%, 9/1/2005-9/19/2005	186,750,000 [a]	186,073,943
Societe Generale N.A. Inc. 3.15%, 8/5/2005	22,000,000	21,992,374
Solitaire Funding LLC 3.30%, 8/3/2005	242,000,000 [a]	241,955,768
UBS Finance Delaware LLC 3.29%, 8/1/2005	100,000,000	100,000,000
Unicredito Italiano (DE) Inc. 3.15%, 8/5/2005	100,000,000	99,965,278
Westpac Capital Corp. 3.45%, 9/28/2005	22,750,000	22,624,647
Westpac Trust Securities NZ Ltd. 3.45%, 9/30/2005	100,000,000	99,430,000
Windmill Funding Corp. 3.39%, 9/19/2005	101,800,000 [a]	101,334,434
Total Commercial Paper (cost $6,254,250,841)		**6,254,250,841**
Corporate Notes—4.8%		
Fifth Third Bancorp 3.42%, 11/23/2009	200,000,000 [b]	200,000,000
Morgan Stanley 3.33%, 2/3/2011	250,000,000 [b]	250,000,000
Sigma Finance Inc. 3.33%, 10/17/2005	170,000,000 [b]	169,989,300
Total Corporate Notes (cost $619,989,300)		**619,989,300**
U.S. Government Agencies—1.8%		
Federal Home Loan Banks 3.31%, 4/11/2006 (cost $234,902,218)	235,000,000 [b]	**234,902,218**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Time Deposits−4.8%		
Manufacturers & Traderstrust Co. (Grand Cayman)		
3.28%, 8/1/2005	77,000,000	77,000,000
Societe Generale (Grand Cayman)		
3.31%, 8/1/2005	200,000,000	200,000,000
State Street Bank & Trust Co. (Grand Cayman)		
3.28%, 8/1/2005	346,000,000	346,000,000
Total Time Deposits		
(cost $623,000,000)		**623,000,000**
Total Investments (cost $12,965,149,561)	**100.1%**	**12,965,149,561**
Liabilities, Less Cash and Receivables	**(.1%)**	**(11,595,528)**
Net Assets	**100.0%**	**12,953,554,033**

[a] *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $1,529,432,806 or 11.8% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	75.0	Government Agency	1.8
Asset Backed-Multiseller	6.4	Building & Construction	1.3
Brokerage Firms	5.5	Asset Backed-Arbitrage	.7
Finance	5.4		
Asset Backed-Structured Investment	4.0		**100.1**

[†] *Based on net assets.*

See notes to financial statements.

Dreyfus Cash Management Plus, Inc.	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—48.7%		
Banca Monte Dei Paschi (Yankee)		
3.64%, 10/28/2005	230,000,000	230,000,000
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
3.28%–3.45%, 9/6/2005–9/30/2005	300,000,000	300,000,991
Bank Of The West		
3.62%, 10/28/2005	100,000,000	100,000,000
Calyon (Yankee)		
3.15%, 8/5/2005	430,000,000	430,000,000
Canadian Imperial Bank Of Commerce (Yankee)		
3.44%, 9/30/2005	250,000,000	250,000,000
Citibank NA		
3.27%, 9/7/2005	300,000,000	300,000,000
Credit Suisse First Boston (Yankee)		
3.62%, 10/28/2005	400,000,000	400,000,000
Depfa Bank PLC (Yankee)		
3.27%–3.62%, 9/6/2005–10/28/2005	400,000,000	400,000,000
Dexia Credit Locale (Yankee)		
3.40%, 9/22/2005	300,000,000	300,000,000
First Tennessee Bank N.A.		
3.40%, 9/9/2005	130,000,000	130,000,000
Natexis Banques Populares (Yankee)		
3.27%–3.39%, 9/7/2005–9/22/2005	400,000,000	400,001,019
Svenska Handelsbanken (Yankee)		
3.44%, 9/30/2005	300,000,000	300,000,000
Toronto-Dominion Bank (Yankee)		
3.15%, 8/5/2005	35,000,000	35,000,000
Unicredito Italiano SPA (Yankee)		
3.45%, 9/30/2005	400,000,000	400,003,306
Washington Mutual Bank		
3.15%–3.46%, 8/1/2005–9/30/2005	400,000,000	400,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $4,375,005,316)		**4,375,005,316**
Commercial Paper—44.1%		
Alliance & Leicester PLC		
3.27%, 9/6/2005	100,000,000	99,676,000
ANZ (DE) Inc.		
3.62%, 10/28/2005	76,800,000	76,126,037
ASB Bank Ltd.		
3.39%–3.62%, 9/20/2005–10/26/2005	100,000,000	99,337,861
Atlantis One Funding Corp.		
3.62%, 10/28/2005	89,326,000 [a]	88,542,115
Bank Of America Corp.		
3.41%, 9/15/2005	220,000,000	219,067,750
Barclays US Funding Corp.		
3.45%, 9/30/2005	400,000,000	397,720,000

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Beethoven Funding Corp.		
3.42%–3.43%, 8/30/2005–9/1/2005	150,138,000 a	149,706,930
CC USA Inc.		
3.40%, 9/21/2005	73,500,000 a	73,149,099
Crown Point Capital Co. LLC		
3.15%, 8/4/2005	75,817,000 a	75,797,256
Deutsche Bank Financial LLC Inc.		
3.32%, 8/1/2005	100,000,000	100,000,000
DnB NOR Bank		
3.15%–3.62%, 8/4/2005–10/28/2005	341,700,000	339,907,988
General Electric Capital Corp.		
3.39%, 9/19/2005	150,000,000	149,314,000
Govco		
3.62%, 10/28/2005	50,000,000 a	49,561,222
HBOS Treasury Services PLC		
3.45%, 9/30/2005	200,000,000	198,860,000
HSBC Bank USA		
3.15%, 8/3/2005	150,000,000	149,974,000
Mane Funding Corp.		
3.39%, 9/20/2005	31,234,000 a	31,088,241
Morgan Stanley		
3.15%–3.41%, 8/3/2005–9/19/2005	323,000,000	322,063,007
Nationwide Building Society		
3.62%, 10/27/2005	55,800,000	55,315,889
Northern Rock PLC		
3.62%, 10/28/2005	50,000,000	49,561,222
Santander Central Hispano Finance (de) Inc.		
3.15%, 8/5/2005	200,000,000	199,930,556
Sigma Finance Inc.		
3.62%, 10/27/2005	100,000,000 a	99,132,417
Societe Generale N.A. Inc.		
3.15%, 8/5/2005	415,000,000	414,856,133
Swedbank		
3.15%, 8/3/2005	135,000,000	134,976,562
Three Pillars Funding Corp.		
3.30%, 8/1/2005	296,136,000 a	296,136,000
Westpac Trust Securities Ltd.		
3.45%, 9/30/2005	100,000,000	99,430,000
Total Commercial Paper		
(cost $3,969,230,285)		**3,969,230,285**
Corporate Notes–2.2%		
Bank Of America N.A.		
3.32%, 1/19/2006		
(cost $200,000,000)	200,000,000 b	**200,000,000**

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Time Deposits–5.0%		
American Express Centurion Bank (Grand Cayman) 3.28%, 8/1/2005	137,000,000	137,000,000
State Street Bank & Trust Co. (Grand Cayman) 3.28%, 8/1/2005	309,000,000	309,000,000
Total Time Deposits (cost $446,000,000)		**446,000,000**
Total Investments (cost $8,990,235,601)	100.0%	8,990,235,601
Cash and Receivables (Net)	.0%	3,161,756
Net Assets	100.0%	8,993,397,357

[a] *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $863,113,280 or 9.6% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	86.5	Finance	1.7
Asset Backed-Multiseller	5.8	Building & Construction	.5
Brokerage Firms	3.6		
Asset Backed-Structured Investment	1.9		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

Dreyfus Government Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies—88.3%			
Federal Farm Credit Banks,			
Consolidated Systemwide Floating Rate Bonds:			
2/14/2006	3.29 a	100,000,000	99,983,994
3/21/2006	3.29 a	100,000,000	99,993,734
6/1/2006	3.29 a	275,000,000	274,999,966
10/6/2006	3.29 a	125,000,000	124,956,232
Federal Home Loan Banks,			
Consolidated Systemwide Floating Rate Bonds,			
4/11/2006	3.31 a	250,000,000	249,895,976
Federal Home Loan Banks, Discount Notes:			
8/1/2005	3.10	1,166,386,000	1,166,386,000
9/7/2005	3.22	217,100,000	216,388,214
9/7/2005	3.22	183,125,000	182,523,663
9/14/2005	3.32	275,000,000	273,890,833
Federal National Mortgage Association,			
Consolidated Systemwide Floating Rate Bonds,			
1/9/2006	3.27 a	100,000,000	99,980,228
Federal National Mortgage Association, Discount Notes:			
8/24/2005	3.19	399,726,000	398,918,415
9/12/2005	3.30	225,000,000	224,139,000
9/21/2005	3.34	100,000,000	99,530,375
9/21/2005	3.35	400,000,000	398,118,667
10/5/2005	3.30	92,806,000	92,258,058
10/12/2005	3.46	150,000,000	148,969,500
Total U.S. Government Agencies			
(cost $4,150,932,855)			**4,150,932,855**
Repurchase Agreements—11.7%			
Barclays Capital Inc.			
dated 7/29/2005, due 8/1/2005 in the			
amount of $351,094,003 (fully collateralized			
by 65,883,000 U.S. Treasury Notes, 3.375%,			
due 1/15/2007, and $440,264,090			
U.S. Treasury Strips, due 11/15/2007			
to 11/15/2021, value $358,020,171)	3.21	351,000,000	351,000,000

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Goldman, Sachs & Co. dated 7/29/2005, due 8/1/2005 in the amount of $197,050,892 (fully collateralized by $376,831,488 U.S. Treasury Strips, due 2/15/2007 to 11/15/2026, value $200,940,156)	3.10	197,000,000	197,000,000
Total Repurchase Agreements (cost $548,000,000)			**548,000,000**
Total Investments (cost $4,698,932,855)		**100.0%**	**4,698,932,855**
Liabilities, Less Cash and Receivables		**(.0%)**	**(2,092,980)**
Net Assets		**100.0%**	**4,696,839,875**

[a] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Federal Home Loan Banks	44.4	Federal Farm Credit Banks	12.8
Federal National Mortgage Association	31.1	Repurchase Agreements	11.7
			100.0

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2005 (Unaudited)

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies—83.1%			
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Bonds:			
8/10/2005	3.27	50,000,000 a	50,000,000
2/14/2006	3.29	25,000,000 a	24,995,999
3/21/2006	3.29	50,000,000 a	49,996,867
6/1/2006	3.29	50,000,000 a	50,000,000
10/6/2006	3.29	50,000,000 a	49,982,492
Federal Farm Credit Banks, Discount Notes:			
9/7/2005	3.26	25,000,000	24,916,750
10/5/2005	3.36	25,000,000	24,849,687
Federal Home Loan Banks, Discount Notes:			
8/1/2005	3.10	221,962,000	221,962,000
8/3/2005	3.19	150,000,000	149,973,458
9/7/2005	3.22	100,000,000	99,672,139
9/30/2005	3.38	40,000,000	39,776,667
10/3/2005	3.38	200,000,000	198,827,500
Total U.S. Government Agencies (cost $984,953,559)			**984,953,559**
U.S. Treasury Bills—16.8%			
8/11/2005 (cost $199,841,667)	2.87	200,000,000	**199,841,667**
Total Investments (cost $1,184,795,226)		**99.9%**	**1,184,795,226**
Cash and Receivables (Net)		**.1%**	**955,163**
Net Assets		**100.0%**	**1,185,750,389**

a Variable interest rate—subject to periodic change.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Federal Home Loan Banks	59.9	Federal Farm Credit Banks	23.2
U.S. Treasury Bills	16.8		**99.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2005 (Unaudited)

Dreyfus Treasury Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—60.3%			
8/4/2005	2.97	240,000,000	239,940,667
8/11/2005	2.98	1,760,000,000	1,758,543,111
12/29/2005	3.29	1,000,000,000	986,541,667
Total U.S. Treasury Bills (cost $2,985,025,445)			**2,985,025,445**
Repurchase Agreements—39.9%			
ABN AMRO Bank NV dated 7/29/2005, due 8/1/2005 in the amount of $500,135,417 (fully collateralized by $140,043,000 U.S. Treasury Bills, due 9/29/2005-1/19/2006, value $138,572,704 and $373,945,000 U.S. Treasury Notes, 1.625%-3.50%, due 10/31/2005-8/15/2009, value $371,427,992)	3.25	500,000,000	500,000,000
Banc of America Securities dated 7/29/2005, due 8/1/2005 in the amount of $400,108,333 (fully collateralized by $286,715,000 U.S. Treasury Bonds, 7.875%-8.0%, due 2/15/2021-11/15/2021, value $408,000,822)	3.25	400,000,000	400,000,000
Barclays Capital Inc. dated 7/29/2005, due 8/1/2005 in the amount of $150,040,375 (fully collateralized by $35,093,000 U.S. Treasury Notes, 3.375%, due 1/15/2007, value $44,275,877 and $174,723,375 U.S. Treasury Strips, due 5/15/2013-8/15/2017, value $108,724,591)	3.23	150,000,000	150,000,000
Goldman, Sachs & Co. dated 7/29/2005, due 8/1/2005 in the amount of $260,066,083 (fully collateralized by $510,796,919 U.S. Treasury Strips, due 11/15/2005-8/15/25, value $265,200,000)	3.05	260,000,000	260,000,000
Morgan Stanley & Co. dated 7/29/2005, due 8/1/2005 in the amount of $500,135,888 (fully collateralized by $718,571,000 U.S. Treasury Strips, due 5/15/2011-2/15/2017, value $510,459,565)	3.26	500,000,000	500,000,000
JP Morgan Securities dated 7/29/2005, due 8/1/2005 in the amount of $168,044,800 (fully collateralized by $174,415,000 U.S. Treasury Bills, 3.54%, due 1/26/2006, value $171,310,704)	3.20	168,000,000	168,000,000
Total Repurchase Agreements (cost $1,978,000,000)			**1,978,000,000**
Total Investments (cost $4,963,025,445)		100.2%	**4,963,025,445**
Liabilities, Less Cash and Receivables		(.2%)	**(10,209,123)**
Net Assets		100.0%	**4,952,816,322**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasuries	60.3	Repurchase Agreements backed by U.S. Treasuries	39.9
			100.2

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS

July 31, 2005 (Unaudited)

Dreyfus Treasury Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—86.7%			
8/18/2005	3.02	416,812,000	416,220,068
8/25/2005	3.05	63,762,000	63,632,901
9/1/2005	2.99	11,408,000	11,378,726
9/8/2005	3.02	226,000,000	225,288,490
9/22/2005	2.99	183,000,000	182,216,122
10/13/2005	3.07	442,000,000	439,275,913
10/27/2005	3.38	600,000,000	595,142,500
Total U.S. Treasury Bills (cost $1,933,154,720)			**1,933,154,720**
U.S. Treasury Notes—13.4%			
2.00%, 8/31/2005 (cost $299,727,000)	3.03	300,000,000	**299,727,000**
Total Investments (cost $2,232,881,720)		100.1%	2,232,881,720
Liabilities, Less Cash and Receivables		(.1%)	(1,531,287)
Net Assets		100.0%	2,231,350,433

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasury Bills	86.7	U.S. Treasury Notes	13.4
			100.1

† Based on net assets.
See notes to financial statements.

Dreyfus Municipal Cash Management Plus	Principal Amount ($)	Value ($)
Tax Exempt Investments−99.0%		
Alabama−.9%		
Columbia Industrial Development Board, PCR		
VRDN (Alabama Power Co. Project) 2.26%	5,000,000 a	5,000,000
Jefferson County, Limited Obligation School Warrants, VRDN		
2.34% (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	4,500,000 a	4,500,000
Arizona−4.6%		
Maricopa County Industrial Development Authority,		
MFHR, VRDN:		
Refunding (San Martin Apartments Project) 2.38%		
(Insured; FNMA and Liquidity Facility; FNMA)	6,500,000 a	6,500,000
(San Clemente Apartments Project) 2.63%		
(Insured; FNMA and Liquidity Facility; FNMA)	1,010,000 a	1,010,000
Phoenix Civic Improvement Corporation, VRDN:		
Airport Revenue (Merlots Program)		
2.42% (Insured; FGIC Liquidity Facility; Wachovia Bank)	4,660,000 a	4,660,000
Water System Revenue:		
2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	10,990,000 a	10,990,000
2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	14,340,000 a	14,340,000
Roaring Fork Municipal Products, Revenue, VRDN, COP 2.41%		
(Insured; MBIA and Liquidity Facility; The Bank of New York)	8,110,000 a	8,110,000
California−2.1%		
FHLMC Multifamily VRDN Certificates Housing Revenue,		
VRDN 2.43% (Liquidity Facility; FHLMC and LOC; FHLMC)	16,817,364 a	16,817,364
Golden State Tobacco Securitization Corporation, Tobacco		
Settlement Revenue, VRDN 2.41% (Liquidity Facility; Merrill Lynch)	4,000,000 a	4,000,000
Colorado−9.0%		
Colorado Health Facilities Authority, Health Care		
Facilities Revenue, VRDN:		
(Christian Living Campus) 2.37% (LOC; HSH Nordbank)	9,875,000 a	9,875,000
(Sister's Charity Leavenworth) 2.32%	20,000,000 a	20,000,000
Colorado Housing and Finance Authority, Economic Development		
Revenue, VRDN (Wanco Inc. Project) 2.50% (LOC; U.S. Bank)	3,500,000 a	3,500,000
Denver City and County, Airport Revenue,		
Refunding, VRDN:		
2.39% (Insured; MBIA and Liquidity Facility; Bank One)	5,000,000 a	5,000,000
2.37% (Insured; MBIA and Liquidity Facility; Bank One)	15,000,000 a	15,000,000
Lower Colorado River Authority, CP 2.50%, 8/2/2005		
(Liquidity Facility; JPMorgan Chase Bank)	25,000,000	25,000,000
Southern Ute Indian Tribe of Southern Ute Indian		
Reservation, Industrial Revenue, VRDN 2.40%	11,000,000 a	11,000,000
Connecticut−.4%		
Town of Westbrook, GO Notes, BAN 3.50%, 10/15/2005	3,600,000	3,609,319
Delaware−.4%		
Delaware Economic Development Authority, Private		
Schools Revenue, VRDN (Saint Anne's Episcopal		
School Project) 2.45% (LOC; Wilmington Trust Co.)	4,000,000 a	4,000,000
District of Columbia−1.3%		
District of Columbia, Revenue, VRDN		
(American College of Cardiology)		
2.35% (LOC; Suntrust Bank)	13,200,000 a	13,200,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Florida−5.2%		
Greater Orlando Aviation Authority, Airport Facilities Revenue, VRDN 2.40% (Insured; FSA and Liqidity Facility, Suntrust Bank)	10,000,000 a	10,000,000
City of Jacksonville:		
Educational Facilities Revenue VRDN (Edward Waters College Project) 2.39% (LOC; Wachovia Bank)	4,400,000 a	4,400,000
Electric Revenue, CP:		
2.54%, 11/9/2005 (Liquidity Facility, JPMorgan Chase Bank)	10,000,000	10,000,000
2.65%, 11/14/2005 (Liquidity Facility; Dexia Credit Locale)	5,000,000	5,000,000
2.67%, 11/17/2005 (Liquidity Facility; Landesbank Hessen- Thuringen Girozentrale)	5,000,000	5,000,000
Miami-Dade County Industrial Development Authority, IDR, VRDN (Fine Art Lamps Project) 2.40% (LOC; SunTrust Bank)	4,050,000 a	4,050,000
Orange County Housing Finance Authority, Homeowner Revenue, VRDN 2.45% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	4,705,000 a	4,705,000
Orange County Industrial Development Authority, IDR VRDN (Central Florida YMCA Project) 2.39% (LOC; Bank of America)	4,000,000 a	4,000,000
Southeast Volusia Hospital District, Health Care Facilities Revenue, VRDN (Bert Fish Medical Center) 2.45% (LOC; South Trust Bank)	4,600,000 a	4,600,000
Georgia−3.1%		
City of Atlanta, Airport Revenue, Refunding, VRDN 2.34% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	15,000,000 a	15,000,000
Atlanta Urban Residential Finance Authority, MFHR, VRDN:		
(Auburn Glenn Apartments) 2.39% (LOC; Wachovia Bank)	5,000,000 a	5,000,000
(Lindbergh City Center Apartments) 2.40% (LOC; Regions Bank)	5,000,000 a	5,000,000
Municipal Electric Authority of Georgia, Electric Revenue, CP 2.40%, 8/11/2005 (LOC; JPMorgan Chase Bank)	5,820,000	5,820,000
Idaho−.5%		
Idaho Housing and Finance Association, SFMR 2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank PLC)	5,000,000	5,000,000
Illinois−5.5%		
Chicago, VRDN:		
IDR (Victoria Limited LLC Project) 2.42% (LOC; ABN-AMRO)	3,650,000 a	3,650,000
Midway Airport Revenue 2.38% (Insured; MBIA and Liquidity Facility; Bank One)	4,600,000 a	4,600,000
State of Illinois, VRDN (Merlots Program) 2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,360,000 a	5,360,000
Illinois Educational Facilities Authority, Revenue VRDN (Lake Forest Graduate School) 2.35% (LOC; Fifth Third Bank)	5,000,000 a	5,000,000
Illinois Health Facilities Authority, Health Care Facilities Revenue, CP (Evanston Hospital Corp.) 2.85%, 9/22/2005	5,000,000	5,000,000
Regional Transportation Authority, Sales Tax Revenue, Refunding, VRDN 2.36% (Liquidity Facility; DEPFA Bank PLC)	9,410,000 a	9,410,000
Roaring Fork Municipal Products, Revenue, VRDN 2.48% (Insured; FNMA and Liquidity Facility; The Bank of New York)	13,565,000 a	13,565,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Illinois (continued)		
Upper Illinois River Valley Development Authority SWDR, VRDN (Exolon-Esk Co. Project) 2.42% (LOC; Bank of America)	8,405,000 a	8,405,000
Indiana—4.8%		
City of Hammond, Sewer and Solid Waste Disposal Revenue, Refunding, VRDN (Cargill Inc. Project) 2.43%	6,500,000 a	6,500,000
Indiana Educational Facilities Authority, College and University Revenue, VRDN (Martin University Project) 2.37% (LOC; Key Bank)	3,370,000 a	3,370,000
Indiana Health Facility Financing Authority, Health Facility Revenue, VRDN (Clark Memorial Hospital Project) 2.45% (LOC; Bank One)	9,100,000 a	9,100,000
Indiana Toll Road Commission Toll Road Revenue, VRDN (Merlots Program) 2.37% (Liquidity Facility; Wachovia Bank)	3,315,000 a,b	3,315,000
Indianapolis, MFHR, VRDN (Washington Pointe) 2.40% (LOC; Fifth Third Bank)	12,750,000 a	12,750,000
Saint Joseph County, Health Care Facility Revenue, VRDN (South Bend Medical Foundation Project) 2.40% (LOC; National City Bank)	3,120,000 a	3,120,000
County of Vanderburgh, EDR, VRDN (Arbors Apartments Project) 2.41% (LOC; ABN-AMRO)	9,575,000 a	9,575,000
Iowa—.4%		
Iowa Finance Authority, SFMR, VRDN (Backed Securities Program) 2.60% (Liquidity Facility; State Street Bank and Trust Co.)	4,500,000 a	4,500,000
Kansas—.3%		
City of Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 2.42% (Insured; FNMA)	3,350,000 a	3,350,000
Kentucky—4.6%		
Kenton County Airport Board, Special Facilities Revenue, VRDN (Airis Cincinnati LLC) 2.45% (LOC; Deutsche Bank)	27,000,000 a	27,000,000
Lincoln County, Residential Mortgage Revenue, VRDN 2.75% (GIC; Bayerische Landesbank)	8,900,000 a	8,900,000
Roaring Fork Municipal Products, LLC, Revenue, VRDN 2.47% (Insured; AMBAC and Liquidity Facility; Bank of New York)	9,555,000 a	9,555,000
Louisiana—1.9%		
New Orleans, Sewer Service Revenue, BAN 3%, 7/26/2006	7,000,000	7,010,031
Saint Charles Parish, PCR, Industrial Revenue, VRDN (Shell Oil Co. Project) 2.40%	12,250,000 a	12,250,000
Maine—.9%		
City of Auburn, Obligation Securities Revenue, VRDN (J&A Properties) 2.42% (LOC; Citizens Bank of Massachusetts)	2,720,000 a	2,720,000
Finance Authority of Maine, Private Schools Revenue VRDN (Kents Hill School) 2.36% (LOC; Allied Irish Banks)	6,000,000 a	6,000,000
Maryland—.2%		
Maryland Economic Development Corporation, Revenue Refunding, VRDN (United Cerebral Palsy Project) 2.45% (LOC; M&T Bank)	2,229,500 a	2,229,500

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Massachusetts—2.9%		
Koch Certificates of Trust, Revenue, VRDN 2.43% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.)	1,450,000 a	1,450,000
Massachusetts Development Finance Agency, Revenue, VRDN:		
College and University (Suffolk Unversity) 2.43% (Insured; Assured Guaranty and Liquidity Facility, Citizens Bank of Massachusetts)	7,500,000 a	7,500,000
Private Schools (North Field Mount Hermon) 2.43% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,000,000 a	5,000,000
Milton, GO Notes, BAN 3%, 8/5/2005	10,000,000	10,000,484
Pembroke, GO Notes, BAN 4%, 8/3/2006	5,000,000	5,054,750
Michigan—4.2%		
Detroit, GO Notes, RAN 4%, 4/3/2006	15,000,000	15,135,192
State of Michigan, GO Notes 3.50%, 9/30/2005	6,000,000	6,013,551
Michigan Hospital Finance Authority Revenue, VRDN:		
(Chelsea Community Hospital) 2.37% (LOC; National City Bank)	3,685,000 a	3,685,000
(Health Care Equipment Loan Program) 2.42% (LOC; ABN-AMRO)	5,000,000 a	5,000,000
Michigan Strategic Fund, LOR, VRDN:		
(HME Inc. Project) 2.42% (LOC; Fifth Third Bank)	2,300,000 a	2,300,000
(Peckham Vocational Industries Project) 2.55% (LOC; ABN-AMRO)	2,425,000 a	2,425,000
(PFG Enterprises Inc. Project) 2.63% (LOC; Huntington NB)	3,080,000 a	3,080,000
Oakland County Economic Development Corporation LOR, VRDN (Michigan Seamless Tube LLC) 2.50% (LOC; ABN-AMRO)	4,000,000 a	4,000,000
Minnesota—2.5%		
Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue, VRDN 2.37% (Insured; FGIC and Liquidity Facility; Merrill Lynch)	9,715,000 a	9,715,000
Minnesota Housing Finance Agency, Revenue (Residential Housing Finance):		
2.30%, 12/14/2005	5,000,000	5,000,000
VRDN 2.39% (Liquidity Facility; Lloyds TSB Bank PLC)	5,970,000 a	5,970,000
City of Rochester, Health Care Facilities Revenue CP 2.44%, 8/10/2005 (LOC; Mayo Foundation)	4,000,000	4,000,000
New Mexico—.6%		
County of Dona Ana, IDR, VRDN (Foamex Products Inc. Project) 2.44% (LOC; Bank of Nova Scotia)	5,900,000 a	5,900,000
New York—.6%		
New York City, GO Notes 6%, 8/1/2005	6,140,000	6,140,000
North Carolina—.2%		
Burke County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue, VRDN (Bauer Industries Inc. Project) 2.44% (LOC; Bank of Montreal)	1,655,000 a	1,655,000
Ohio—2.7%		
Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue, VRDN (Summa Health Systems) 2.35% (LOC; Bank One)	10,000,000 a	10,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Ohio (continued)		
Hamilton County, Hospital Facilities Revenue VRDN 2.42% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	10,000,000 a	10,000,000
Ohio Water Development Authority, Solid Waste Facilities Revenue, VRDN (Pel Technologies Project) 2.42% (LOC; Key Bank)	7,000,000 a	7,000,000
Oklahoma—1.0%		
Oklahoma Student Loan Authority, Student Loan Revenue, VRDN 2.39% (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	10,000,000 a	10,000,000
Oregon—1.4%		
Oregon, Homeowner Revenue, VRDN 2.45% (Liquidity Facility; Merrill Lynch)	14,450,000 a	14,450,000
Pennsylvania—12.8%		
Bethlehem Area School District, GO Notes, VRDN 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,000,000 a	10,000,000
Cumberland County, GO Notes, VRDN 2.38% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,290,000 a	3,290,000
Dauphin County General Authority, Revenue, VRDN 2.38% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	15,925,000 a	15,925,000
Emmaus General Authority, Revenue, VRDN:		
2.36%, Sub-Series E-20 (LOC; DEPFA Bank)	5,250,000 a	5,250,000
Local Government 2.36% (LOC; DEPFA Bank)	7,200,000 a	7,200,000
Lancaster County Hospital Authority, Health Care Facilities Revenue, VRDN (Willow Valley Retirement Project) 2.37% (Insured; Radian Bank and Liquidity Facility; Bank of America)	6,000,000 a	6,000,000
Langhorne Manor Borough Higher Education and Health Authority, Revenue, VRDN (Heritage Towers Project) 2.45% (LOC; Bank of America)	3,405,000 a	3,405,000
Montgomery County Industrial Development Authority:		
Industrial Revenue, VRDN (Recigno Laboratories) 2.49% (LOC; Wachovia Bank)	1,840,000 a	1,840,000
PCR, CP (Exelon Generation Project):		
2.45%, 8/8/2005 (LOC; Wachovia Bank)	10,000,000	10,000,000
2.50%, 9/15/2005 (LOC; Banque Nationale de Paris)	12,500,000	12,500,000
2.56%, 10/19/2005 (LOC; Banque Nationale de Paris)	10,500,000	10,500,000
New Garden General Authority, Revenue, VRDN (Municipal Pooled Financing Program) 2.43% (Insured; FSA and Liquidity Facility; Bank of Nova Scotia)	2,500,000 a	2,500,000
North Lebanon Township Municipal Authority, Sewer Revenue, VRDN 2.38% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,400,000 a	3,400,000
Philadelphia:		
Airport Revenue, Refunding, VRDN 2.40% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	11,000,000 a	11,000,000
Gas Works Revenue, CP		
2.35% 8/1/2005 (LOC; JPMorgan Chase Bank)	10,000,000	10,000,000
Venango Industrial Development Authority, RRR, CP (Scrubgrass Power Corp. Project) 2.77%, 9/9/2005 (LOC; Dexia Credit Locale)	10,000,000	10,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Pennsylvania (continued)		
West Cornwall Township Municipal Authority, Revenue VRDN, (Pennsylvania General Government Loan Program) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4,523,000 a	4,523,000
Tennessee—2.0%		
Metropolitan Government of Nashville and Davidson County:		
Health and Education Facilities Board, CP (Vanderbilt Unversity) 2.55% 10/24/2005	4,950,000	4,950,000
Industrial Development Board, Revenue VRDN (Nashville Symphony Hall Project) 2.34% (LOC; Bank of America)	15,000,000 a	15,000,000
Texas—9.9%		
Bexar County Housing Finance Corporation, MFHR, VRDN (Gates Capernaum Apartments Project) 2.46% (Liquidity Facility; Merrill Lynch)	4,000,000 a	4,000,000
Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Co. Project) 2.40% (LOC; Wachovia Bank)	5,700,000 a	5,700,000
Gulf Coast Waste Disposal Authority, Environment Facilities Revenue, VRDN (BP Amoco Chemical Project) 2.40%	4,000,000 a	4,000,000
Harris County:		
Highway Revenue Tolls, Refunding 2.50%, 8/15/2005 (Insured; FGIC)	1,720,000	1,720,192
GO, CP:		
2.55%, 8/8/2005 (Liquidity Facility; Lloyds Bank and Bank of Nova Scotia)	5,000,000	5,000,000
2.55%, 8/8/2005 (Liquidity Facility; Bank of Nova Scotia)	2,405,000	2,405,000
Transportation Revenue, CP 2.55%, 9/9/2005 (Liquidity Facility; Dexia Credit Locale)	6,400,000	6,400,000
Houston, Airport System Revenue, CP 2.58%, 10/6/2005 (LOC; Dexia Credit Locale)	5,500,000	5,500,000
Houston Higher Education Facility, Education Revenue, CP (Rice University) 2.58%, 10/12/2005	8,000,000	8,000,000
Mansfield Independent School District, GO, VRDN 2.52% (Insured: Permanent School Fund Guaranteed and Liquidity Facility; Deutsche Bank)	5,640,000 a	5,640,000
Montgomery County Housing Finance Corporation MFHR, VRDN (Park at Woodline Town Homes) 2.45% (LOC; Citigroup Inc.)	7,500,000 a	7,500,000
Revenue Bond Certificate Series Trust, Various States Revenue, VRDN:		
(Chimney Project) 2.85% (GIC; AIG Funding Inc.)	6,220,000 a	6,220,000
(Pebble Brooke) 2.85% (GIC; AIG Funding Inc.)	7,000,000 a	7,000,000
City of San Antonio, Water Revenue, Refunding VRDN 2.40% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	18,450,000 a	18,450,000
State of Texas, Notes, TRAN 3%, 8/31/2005	11,700,000	11,709,522
Virginia—3.6%		
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue, VRDN (Metropolitan Machine Corp. Project) 2.39% (LOC; Wachovia Bank)	6,600,000 a	6,600,000
Norfolk Redevelopment and Housing Authority, Revenue, VRDN (Retirement Community) 2.36% (LOC; HSH Nordbank)	10,000,000 a	10,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Virginia (continued)		
Richmond Industrial Development Authority, Revenue, VRDN (Cogentrix of Richmond Project) 2.41% (LOC; Banque Paribas)	13,000,000 [a]	13,000,000
Virginia Beach Development Authority, Industrial Revenue Refunding, VRDN (Giant Square Shopping Center) 2.39% (LOC; Wachovia Bank)	3,700,000 [a]	3,700,000
Winchester Industrial Development Authority, Residential Care Facility Revenue, VRDN (Westminister-Canterbury) 2.35% (LOC; Branch Banking and Trust)	3,000,000 [a]	3,000,000
Vermont—1.1%		
Vermont Economic Development Authority, IDR, CP (Agri-Mark Inc. Project) 2.67%, 10/26/2005 (LOC; JPMorgan Chase Bank)	10,900,000	10,900,000
Washington—4.3%		
Everett Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Kimberly Clark Corp. Project) 2.43%	3,200,000 [a]	3,200,000
Port of Seattle, Revenue, VRDN 2.41% (Insured; FGIC and Liquidity Facility; BNP Paribas)	2,870,000 [a]	2,870,000
Seattle Housing Authority, Revenue, VRDN (Newholly Project-Phase III) 2.42% (LOC; Key Bank)	2,450,000 [a]	2,450,000
Washington Economic Development Finance Authority, SWDR, VRDN:		
(Cedar Grove Composing Project) 2.41% (LOC; Wells Fargo Bank)	5,400,000 [a]	5,400,000
(Lemay Enterprises Project) 2.41% (LOC; Bank of America)	5,665,000 [a]	5,665,000
(Waste Management Project) 2.41% (LOC; Bank of America)	5,500,000 [a]	5,500,000
Washington Housing Finance Commission, MFHR VRDN:		
Refunding (Avalon Ridge Apartments Project) 2.41% (Insured; FNMA)	10,000,000 [a]	10,000,000
(Queen Anne Project) 2.43% LOC; Bank of America)	7,500,000 [a]	7,500,000
Wisconsin—.8%		
Racine, Notes 3.50%, 1/3/2006	1,650,000	1,652,957
Sun Prairie Area School District, Notes, BAN 3.25%, 2/1/2006	3,175,000	3,180,079
Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Prohealth Care Inc.) 2.30% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3,100,000 [a]	3,100,000
Wyoming—2.3%		
County of Campbell, IDR (Two Elk Power Generation Project):		
2.40%, 12/1/2005 (GIC; Royal Bank of Canada)	12,800,000	12,800,000
2.90%, 12/1/2005 (GIC; Citibank)	10,000,000	10,000,000
Total Investments (cost $987,440,941)	**99.0%**	**987,440,941**
Cash and Receivables (Net)	**1.0%**	**9,487,974**
Net Assets	**100.0%**	**996,928,915**

See notes page 42.
See notes to financial statements.

STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Dreyfus New York Municipal Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments–102.0%		
Albany City School District, GO Notes, RAN		
3.25%, 10/28/2005	3,500,000	3,506,612
Albany Industrial Development Agency,		
Housing Revenue, VRDN (South Mall Towers Albany, L.P. Project)		
2.35% (Insured; FNMA and Liquidity Facility; FNMA)	7,295,000 a	7,295,000
Allegany County, GO Notes, BAN 3.50%, 12/8/2005		
(LOC; DEPFA Bank)	3,225,000	3,239,720
Chautauqua County Industrial Development Agency,		
Civic Facility Revenue, VRDN (Gerry Homes Project)		
2.35% (LOC; HSBC Bank USA)	13,850,000 a	13,850,000
Chemung County Industrial Development Agency,		
IDR, VRDN, (MMARS 2nd Program) 2.45% (LOC; HSBC Bank USA)	1,140,000 a	1,140,000
Clarkstown Central School District, Notes,		
TAN 3%, 10/3/2005	8,300,000	8,307,009
Dutchess County Industrial Development Agency,		
Civic Facility Revenue, Refunding, VRDN		
(Lutheran Center) 2.43% (LOC; Key Bank)	3,930,000 a	3,930,000
Erie County Industrial Development Agency, VRDN:		
Civic Facility Revenue:		
(D'Youville College Project) 2.35% (LOC; HSBC Bank USA)	7,500,000 a	7,500,000
(Heritage Center Project) 2.42% (LOC; Key Bank)	2,535,000 a	2,535,000
(YMCA of Greater Buffalo Project):		
2.35%, Series A (LOC; HSBC Bank USA)	2,100,000 a	2,100,000
2.35%, Series B (LOC; HSBC Bank USA)	4,000,000 a	4,000,000
School Facility Revenue 2.35%		
(Insured; FSA and Liquidity Facility; Goldman Sachs)	4,000,000 a	4,000,000
Herkimer County Industrial Development Agency,		
IDR, VRDN (F.E. Hale Manufacturing Co.)		
2.45% (LOC; HSBC Bank USA)	2,610,000 a	2,610,000
Islip Industrial Development Agency, IDR		
VRDN (Brentwood Distribution Co. Facility)		
2.45% (LOC; Bank of America)	3,750,000 a	3,750,000
Metropolitan Transportation Authority,		
Transportation Revenue:		
CP:		
2.55%, 10/18/2005 (LOC; ABN-AMRO)	5,000,000	5,000,000
2.60%, 11/8/2005 (LOC; ABN-AMRO)	13,000,000	13,000,000
VRDN 2.36% (Insured; AMBAC and		
Liquidity Facility; The Bank of New York)	5,667,500 a	5,667,500
Monroe County Industrial Development Agency, VRDN		
Industrial Revenue:		
(Chaney Enterprise) 2.53% (LOC; M&T Bank)	2,850,000 a	2,850,000
(Genesee Metal Stampings) 2.50% (LOC; HSBC Bank USA)	910,000 a	910,000
LR (Robert Weslayan College) 2.44% (LOC; M&T Bank)	2,900,000 a	2,900,000
Nassau County Industrial Development Agency,		
VRDN:		
Civic Facility Revenue (Saint Mary's Children Project)		
2.38% (LOC; Commerce Bank)	2,170,000 a	2,170,000
Revenue (Bryant Landing Project)		
2.43% (Liquidity Facility; Merrill Lynch)	5,000,000 a	5,000,000

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
City of New York:		
CP		
2.62%, 11/17/2005 (Insured; MBIA and Liquidity Facility;		
Landesbank-Hessen Thuringen Girozentrale)	15,000,000	15,000,000
GO Notes:		
4%, 8/1/2005	5,000,000	5,000,000
5%, Series C, 8/1/2005	10,000,000	10,000,000
5%, Series G, 8/1/2005	13,000,000	13,000,000
8%, 8/1/2005 (Insured; MBIA)	4,000,000	4,000,000
VRDN:		
2.39% (Liquidity Facility; Merrill Lynch)	7,000,000 [a]	7,000,000
2.39% (Liquidity Facility; Dexia Credit Local and		
LOC; Dexia Credit Local)	1,790,000 [a]	1,790,000
2.40% (Liquidity Facility; Citigroup Inc.)	5,000,000 [a]	5,000,000
New York City Industrial Development Agency:		
IDR (Yedid Brothers Realty Associates) 1.20%		
11/1/2005 (LOC; Bank of America)	1,190,000	1,190,000
VRDN:		
Civic Facility Revenue:		
(Birch Wathen Lenox School Project)		
2.35% (LOC; Allied Irish Bank)	2,625,000 [a]	2,625,000
(Brooklyn United Methodist Project)		
2.30% (LOC; The Bank of New York)	3,720,000 [a]	3,720,000
(French Institute Alliance)		
2.40% (LOC; M&T Bank)	2,550,000 [a]	2,550,000
(Jewish Community Center)		
2.44% (LOC; M&T Bank)	5,000,000 [a]	5,000,000
(Jewish Community Center of Manhattan)		
2.44% (LOC; M&T Bank)	1,400,000 [a]	1,400,000
(Village Community School Project)		
2.40% (LOC; M&T Bank)	2,470,000 [a]	2,470,000
IDR, Refunding (Plaza Packaging Project)		
2.45% (LOC; The Bank of New York)	1,650,000 [a]	1,650,000
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue, VRDN		
2.28% (Insured; FGIC and Liquidity Facility; FGIC)	7,300,000 [a]	7,300,000
New York City Transitional Finance Authority, VRDN (Future		
Tax Secured) 2.28% (Liquidity Facility; Toronto-Dominion Bank)	10,200,000 [a]	10,200,000
New York Counties Tobacco Trust I, Revenue, VRDN 2.41%		
(Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	8,000,000 [a]	8,000,000
New York State Dormitory Authority, Revenue:		
CP		
(Mount Sinai Medical School)		
2.53%, 11/16/2005 (LOC; JPMorgan Chase Bank)	6,200,000	6,200,000
VRDN:		
(Mental Health Services) 2.32%		
(Liquidity Facility; HSH Nordbank)	27,510,000 [a]	27,510,000
(Park Ridge Hospital Inc.) 2.34% (LOC; JPMorgan Chase Bank)	10,900,000 [a]	10,900,000
(Pratt Institute) 2.40% (Insured; Radian Bank		
and Liquidity Facility; Citibank)	6,500,000 [a]	6,500,000

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
New York State Environmental Facilities Corporation, State Clean Water and Drinking Revolving Funds Revenue (Pooled Financing Program) 3%, 10/15/2005	3,265,000	3,268,135
New York State Housing Finance Agency, VRDN:		
LR 2.39% (Liquidity Facility; Merrill Lynch)	4,990,000 ᵃ	4,990,000
Revenue:		
(33 West End Avenue Apartments) 2.42% (LOC; HSBC Bank USA)	9,000,000 ᵃ	9,000,000
(240 East 39th Street Housing) 2.35% (LOC; FNMA)	8,100,000 ᵃ	8,100,000
(250 West 93rd Street) 2.39% (LOC; Bank of America)	5,000,000 ᵃ	5,000,000
(360 West 43 Street) 2.36% (Liquidity Facility; FNMA)	5,050,000 ᵃ	5,050,000
(400 3rd Avenue Apartments) 2.41% (LOC; Key Bank)	4,500,000 ᵃ	4,500,000
(Biltmore Tower Housing) 2.34% (Insured; FNMA and Liquidity Facility; FNMA)	16,000,000 ᵃ	16,000,000
(Parkledge Apartments Housing) 2.25% (Insured; FHLMC)	10,000,000 ᵃ	10,000,000
(Rip Van Winkle House) 2.40% (Insured; FHLMC and Liquidity Facility; FHLMC)	5,700,000 ᵃ	5,700,000
(Saville Housing) 2.35% (LOC; Bank of America)	14,400,000 ᵃ	14,400,000
New York State Power Authority, CP:		
2.30%, 8/11/2005 (Liquidity Facilities: The Bank of New York, JPMorgan Chase Bank, Wachovia Bank, Bank of Nova Scotia, State Street Bank and Trust Co. and Landesbank Baden-Wuerttemberg)	15,000,000	15,000,000
2.55%, 9/13/2005 (Liquidity Facilities: The Bank of New York, JPMorgan Chase Bank, Wachovia Bank, Bank of Nova Scotia, State Street Bank and Trust Co. and Landesbank Baden-Wuerttemberg)	4,500,000	4,500,000
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge) 5%, 4/1/2006	10,000,000	10,152,500
New York State Urban Development Corporation, Revenue, VRDN 2.36% (Insured; FGIC and Liquidity Facility; Merrill Lynch)	19,710,000 ᵃ	19,710,000
Oneida County Industrial Development Agency, Civic Facility Revenue, VRDN (Mohawk Valley Community College Dormitory Corporation Project) 2.35% (LOC; Citibank, N.A.)	8,470,000 ᵃ	8,470,000
Ontario County Industrial Development Agency, IDR VRDN (Dixit Enterprises) 2.45% (LOC; HSBC Bank USA)	3,090,000 ᵃ	3,090,000
Port Authority of New York and New Jersey, Special Obligation Revenue, VRDN (Versatile Structure) 2.32% (Liquidity Facility; Landesbank Hessen-Thruringen Girozentrale)	7,500,000 ᵃ	7,500,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue, VRDN (Manor at Woodside Project) 2.35% (LOC; The Bank of New York)	4,900,000 ᵃ	4,900,000

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Renesselaer Industrial Development Agency, IDR (Capital View Office Park Project) 2.50%, 12/31/2005 (LOC; M&T Bank)	5,375,000	5,375,000
Sachem Central School District at Holbrook, GO Notes, TAN 3.75%, 6/22/2006	12,000,000	12,102,970
Suffolk County Industrial Development Agency, IDR VRDN (Belmont Villas LLC Facility) 2.35% (Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 a	6,000,000
Syracuse, GO Notes, RAN 3.125%, 10/28/2005 (LOC; JPMorgan Chase Bank)	5,000,000	5,007,068
Syracuse Industrial Development Agency Civic Facility Revenue, VRDN (Community Development Properties-Larned Project) 2.49% (LOC; M&T Bank)	6,200,000 a	6,200,000
Tompkins County Industrial Development Agency College and University Revenue, VRDN (Cortland College) 2.35% (LOC; HSBC Bank USA)	4,540,000 a	4,540,000
Triborough Bridge and Tunnel Authority, Highway Revenue, VRDN 2.34% (Liquidity Facility; Bank of America)	5,000,000 a	5,000,000
Ulster County Industrial Development Agency, IDR VRDN (Selux Corp. Project) 2.48% (LOC; M&T Bank)	2,085,000 a	2,085,000
Westchester County Industrial Development Agency VRDN:		
Civic Facility Revenue: (The Masters School) 2.35% (LOC; Allied Irish Bank)	3,545,000 a	3,545,000
(Young Men's Christian Association) 2.36% (LOC; Allied Irish Bank)	3,500,000 a	3,500,000
Commercial Facility Revenue (Panorama Flight Service Inc. Project) 2.35% (LOC; The Bank of New York)	5,010,000 a	5,010,000
Yonkers Industrial Development Agency, Revenue VRDN (Merlots Program) 2.41% (Insured; GNMA and Liquidity Facility; Wachovia Bank)	4,215,000 a	4,215,000
Total Investments (cost $485,176,514)	**102.0%**	**485,176,514**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(9,575,428)**
Net Assets	**100.0%**	**475,601,086**

See notes page 42.
See notes to financial statements.

STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Dreyfus Tax Exempt Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments–105.2%		
Alabama–6.2%		
DCH Health Care Authority, Health Care Facilities Revenue		
VRDN 2.34% (LOC; Regions Bank)	10,000,000 a	10,000,000
Jefferson County,VRDN:		
Limited Obligation School Warrants		
2.34% (Insured: AMBAC and Liquidity Facility; DEPFA Bank)	30,000,000 a	30,000,000
Sewer Revenue, Refunding:		
2.33% (Insured; XL Capital Assurance and Liquidity Facility; Regions Bank)	26,785,000 a	26,785,000
2.37% (Insured; XL Capital Assurance and Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
2.39% (Insured; XL Capital Assurance and Liquidity Facility; Bank of Nova Scotia)	43,700,000 a	43,700,000
2.39% (Insured; XL Capital Assurance and Liquidity Facility; JPMorgan Chase Bank)	25,000,000 a	25,000,000
2.39% (Insured; XL Capital Assurance and Liquidity Facility; Bank of America)	10,000,000 a	10,000,000
University of Alabama, General Revenue, VRDN		
2.34% (Insured; MBIA and Liquidity Facility; Southtrust Bank)	31,920,000 a	31,920,000
Arkansas–.3%		
Benton County Public Facilities Board, College Parking Revenue, VRDN		
(Northwest Arkansas Community) 2.35% (LOC; Regions Bank)	8,250,000 a	8,250,000
Arizona–1.0%		
Phoenix Civic Improvement Corp., Water System Revenue, VRDN		
2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	20,000,000 a	20,000,000
Salt River Project, Agricultural Improvement and Power District,		
Electric System Revenue, CP 2.50%, 9/8/2005	11,000,000	11,000,000
California–.8%		
California, GO, CP:		
2.52%, 8/8/2005		
(Liquidity Facility: Bank of Nova Scotia, Lloyds Bank, Royal Bank		
of Scotland, Societe Generale, Kreditbank N.V., National Australia Bank)	9,830,000	9,830,000
2.55%, 10/18/2005		
(Liquidity Facility: Bank of Nova Scotia, Lloyds Bank, Royal Bank of		
Scotland, Societe Generale, Kreditbank N.V., National Australia Bank)	15,000,000	15,000,000
Colorado–2.2%		
Colorado Educational and Cultural Facilities Authority, Revenue,		
VRDN (EOP Charlotte JW, LLC Project) 2.40% (LOC; KBC Bank)	10,000,000 a	10,000,000
Denver Urban Renewal Authority, Tax Increment Revenue,		
VRDN 2.42% (Liquidity Facility; Merrill Lynch)	12,495,000 a	12,495,000
Lower Colorado River Authority, Revenue, CP		
2.50%, 8/2/2005 (Liquidity Facility; JPMorgan Chase Bank)	43,100,000	43,100,000
Connecticut–.2%		
Regional School District No. 010, GO Notes		
BAN 3%, 8/15/2005	5,000,000	5,001,702
Delaware–1.4%		
Delaware Economic Development Authority, VRDN:		
Multi Family Revenue (School House Project) 2.40% LOC; HSBC Bank USA)	13,500,000 a	13,500,000
Revenue (Hospital Billing Collection) 2.33% (Insured; AMBAC and		
Liquidity Facility; Morgan Stanley)	29,500,000 a	29,500,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
District of Columbia—1.6%		
District of Columbia:		
CP (National Academy of Science) 2.53%, 8/22/2005	11,000,000	11,000,000
VRDN:		
Enterprise Zone Revenue (United Planning Organization)		
2.43% (LOC; M&T Bank)	9,895,000 [a]	9,895,000
Georgetown Day School Issue 2.35% (LOC; SunTrust Bank)	19,000,000 [a]	19,000,000
GO Notes (Merlots Program) 2.37% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	7,325,000 [a]	7,325,000
Florida—5.6%		
Alachua County Health Facilities Authority, Health Facilities Revenue,		
VRDN (Shands Teaching Hospital) 2.33% LOC; SunTrust Bank)	7,535,000 [a]	7,535,000
Capital Projects Finance Authority, Revenue, VRDN (Capital Projects		
Loan Program) 2.36% (Insured; FSA and LOC; SunTrust Bank)	7,990,000 [a]	7,990,000
Dade County Industrial Development Authority, Exempt Facilities		
Revenue, VRDN (Florida Power and Light Co.) 2.33%	22,445,000 [a]	22,445,000
Jacksonville, CP 2.65%, 11/14/2005 (LOC; Landesbank Baden-Wurttemburg)	8,160,000	8,160,000
Jacksonville Electric Authority, Revenue, CP:		
2.54%, 11/9/2005 (Liquidity Facility; JPMorgan Chase Bank)	10,000,000	10,000,000
2.65%, 11/14/2005 (Liquidity Facility; Dexian Credit Locale)	20,000,000	20,000,000
2.65%, 11/14/2005 (Liquidity Facility;		
Landesbank Hessen-Thuringer Girozentrale)	38,200,000	38,200,000
Jacksonville Health Facilities Authority, Revenue,		
CP (Mayo Foundation) 2.65%, 12/20/2005	10,445,000	10,445,000
Kissimmee Utility Authority, Electric System Revenue, CP		
2.45%, 8/16/2005 (Liquidity Facility; JPMorgan Chase Bank)	12,500,000	12,500,000
Lee County Industrial Development Authority, Health Care		
Facilities Revenue, VRDN (Hope Hospice Project) 2.33%	9,600,000 [a]	9,600,000
Orange County Health Facilities Authority,		
Revenue, CP 2.65%, 10/25/2005 (LOC; SunTrust Bank)	13,000,000	13,000,000
City of Tampa, Educational Facilities Revenue, VRDN		
(Trinity School for Children Project) 2.38% (LOC; Regions Bank)	5,255,000 [a]	5,255,000
Tampa Bay Water, Utility System Revenue, VRDN (Merlots Program)		
2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,680,000 [a]	5,680,000
Georgia—2.1%		
Atlanta, Airport General Revenue, VRDN (Hartsfield International Airport)		
2.34% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	33,330,000 [a]	33,330,000
Georgia, GO Notes:		
4%, 8/1/2005	4,815,000	4,815,000
6.25%, 8/1/2005	9,730,000	9,730,000
Municipal Electric Authority of Georgia, CP		
2.40% 8/11/2005 (LOC; JPMorgan Chase Bank)	10,000,000	10,000,000
Residential Care Facilities for the Elderly Authority of Fulton County,		
Revenue, VRDN (Canterbury Court Project) 2.37% (LOC; HSH Nordbank)	7,500,000 [a]	7,500,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Hawaii−.2%		
Honolulu City and County, GO Notes		
2.28%, 12/1/2005 (Insured; FGIC and Liquidity Facility; FGIC)	4,700,000	4,700,000
Idaho−.1%		
Idaho Housing and Finance Association, Nonprofit Facilities		
Revenue, VRDN (Albertson College of Idaho Project) 2.37% (LOC; Key Bank)	4,250,000 a	4,250,000
Illinois−6.9%		
City of Chicago, VRDN:		
Board of Education		
2.37% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	11,965,000 a	11,965,000
GO Notes		
2.34% (Insured; FGIC and Liquidity Facility;		
Landesbank Baden-Wuerttemberg)	13,000,000 a	13,000,000
Illinois, GO Notes:		
6%, 9/1/2005	5,850,000	5,869,569
VRDN (Merlots Program):		
2.37% (Insured; FSA and Liquidity Facility; Wachovia Bank)	16,915,000 a	16,915,000
2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	9,960,000 a	9,960,000
Illinois Health Facilities Authority, Revenue		
CP (Evanston Hospital Corp.):		
2.85%, 9/22/2005	15,000,000	15,000,000
2.85%, Series 87 A, 10/13/2005	10,000,000	10,000,000
2.53%, Series 87 B, 10/13/2005	10,000,000	10,000,000
2.53%, Series 87 C, 10/13/2005	10,000,000	10,000,000
2.60%, 11/3/2005	21,000,000	21,000,000
VRDN		
(Rehabilitation Institute of Chicago Project)		
2.35% (LOC; Bank of America)	45,100,000 a	45,100,000
Lombard, Revenue VRDN (Elmhurst Memorial Healthcare Project)		
2.33% (LOC; Fifth Third Bank)	6,482,000 a	6,482,000
Regional Transportation Authority, VRDN:		
2.36% (Liquidity Facility; DEPFA Bank)	20,000,000 a	20,000,000
GO Notes (Merlots Program):		
2.37%, Series A-24 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,135,000 a	10,135,000
2.37%, Series A-73 (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,925,000 a	4,925,000
Indiana−.8%		
Indiana Health Facility Financing Authority, Health Facility		
Revenue, VRDN (Clark Memorial Hospital Project) 2.45% (LOC; Bank One)	8,960,000 a	8,960,000
Indianapolis Local Public Improvement Bond Book		
Tax Exempt Notes 4% 1/6/2006	16,000,000	16,095,662
Iowa−.9%		
Louisa County, PCR, Refunding, VRDN		
(Midwest Power System Inc. Project) 2.45%	27,900,000 a	27,900,000
Kansas−1.1%		
Kansas City, MFHR, Refunding, VRDN		
(Wood View Apartments Project) 2.34%		
(Insured; FHLB and Liquidity Facility; FHLB)	10,195,000 a	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue		
VRDN 2.69% (LOC; Huntington NB)	7,975,450 a	7,975,450
Wichita, GO Renewal and Improvement Temporary Notes		
3.75%, 2/9/2006	15,000,000	15,088,950

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Kentucky−2.9%		
Jefferson County, VRDN:		
Retirement Home Revenue		
(Nazareth Library Project) 2.35% (LOC; Fifth Third Bank)	12,865,000 [a]	12,865,000
Student Housing Industrial Building Revenue		
(University of Louisville Project) 2.35% (LOC; Wachovia Bank)	19,705,000 [a]	19,705,000
Lexington-Fayette Urban County Government, Educational		
Building Revenue, Refunding, VRDN (Lexington Christian)		
2.35% (LOC; Fifth Third Bank)	4,665,000 [a]	4,665,000
Morehead League of Cities Funding Trust (Lease Program)		
Revenue, VRDN 2.35% (LOC; U.S. Bank NA)	9,900,000 [a]	9,900,000
Newport, GO Notes, BAN 2.30%, 12/1/2005	11,800,000	11,800,000
Warren County, Hospital Facility Revenue, VRDN (Bowling		
Green-Warren County) 2.35% (LOC; Branch Banking and Trust)	30,000,000 [a]	30,000,000
Louisiana−2.8%		
Board of Supervisors of Louisiana State University and Agricultural		
and Mechanical College Auxillary Revenue, VRDN 2.34%		
(Insured; AMBAC and Liquidity Facility; BNP Paribas)	15,290,000 [a]	15,290,000
Louisiana Local Government Environmental Facilities and		
Community Development Authority, Revenues, VRDN (Merlots		
Program) 2.37% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,150,000 [a]	8,150,000
Louisiana Public Facilities Authority, VRDN:		
HR (CP Program Hospital Equiptment Financing)		
2.38% (LOC; Bank One)	33,300,000 [a]	33,300,000
LR 2.38% (Liquidity Facility; Societe Generale)	10,000,000 [a]	10,000,000
New Orleans, Sewage Service Revenue, BAN		
3%, 7/26/2006	10,000,000	10,014,330
Tobacco Settlement Financing Corporation of Louisiana,		
Revenue, VRDN 2.46% (Liquidity Facility; Merrill Lynch)	9,115,000 [a]	9,115,000
Maryland−1.5%		
Frederick County, Industrial Revenue, Refunding		
VRDN (Manekin-Frederick Facility) 2.45% (LOC; M&T Bank)	2,975,000 [a]	2,975,000
Maryland Economic Development Corporation, Revenue		
VRDN (Legal Aid Bureau Inc. Facility) 2.45% (LOC; M&T Bank)	2,590,000 [a]	2,590,000
Maryland Health and Higher Educational Facilities Authority Revenue,		
VRDN (Suburban Hospital) 2.35% (Liquidity Facility; M&T Bank)	35,230,000 [a]	35,230,000
Montgomery County, EDR, VRDN 3.10% (LOC; M&T Bank)	6,000,000 [a]	6,000,000
Massachusetts−5.8%		
Massachusetts Development Finance Agency, VRDN:		
College and University Revenue (Suffolk University)		
2.43% (Insured; Radian Bank and Liquidity Facility:		
Bank of America and State Street Bank and Trust Co.)	31,100,000 [a]	31,100,000
Revenue:		
(Lesley University) 2.40% (LOC; Bank of America)	7,600,000 [a]	7,600,000
(Northfield Mount Harmon) 2.43% (Insured; Radian		
Bank and Liquidity Facility; Bank of America)	15,000,000 [a]	15,000,000
Massachusetts Health & Educational Facilities Authority, Revenue:		
CP 2.50% 8/9/2005	10,832,000	10,832,000
VRDN (Cape Cod Healthcare Inc.) 2.39% (Insured;		
Assured Guaranty and Liquidity Facility; Bank of America)	15,000,000 [a]	15,000,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Massachusetts (continued)		
Melrose, BAN 3% 8/11/2005	10,000,000	10,001,096
Newton, GO Notes, BAN 2%, 8/15/2005	6,180,000	6,180,464
North Andover, GO Notes, BAN 3%, 10/7/2005	30,000,000	30,021,944
Norwell, GO Notes, BAN 3.25%, 8/17/2005	6,500,000	6,503,126
Pembroke, BAN:		
3%, 8/4/2005	15,000,000	15,000,490
4%, 8/3/2006	15,000,000	15,164,250
Silver Lake Regional School District,		
GO Notes, BAN 3.50%, 3/30/2006	14,550,000	14,632,692
Michigan−6.4%		
City of Detroit, Sewage Disposal Revenue:		
2.55%, 10/5/2005	20,000,000	20,000,000
VRDN (Merlots Program):		
2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	22,060,000 [a]	22,060,000
2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,205,000 [a]	10,205,000
Detroit Downtown Development Authority, LR		
Refunding, VRDN (Millender Center Project)		
2.40% (LOC; HSBC Bank USA)	17,200,000 [a]	17,200,000
Detroit Water Supply System, Water Revenue, VRDN		
(Merlots Program) 2.37% (Insured; MBIA and		
Liquidity Facility; Wachovia Bank)	10,480,000 [a]	10,480,000
Michigan, GO Notes 3.50%, 9/30/2005	20,000,000	20,048,500
Michigan Higher Education Facilities Authority,		
Revenue, VRDN (Walsh College Project)		
2.40% (LOC; Commerce Bank)	10,845,000 [a]	10,845,000
Michigan Hospital Finance Authority, Revenue, VRDN		
(Healthcare Equipment Loan Program)		
2.42% (LOC; Fifth Third Bank)	63,400,000 [a]	63,400,000
Michigan Municipal Bond Authority, Notes (Detroit School		
District) 3.75% 3/21/2006 (LOC; JPMorgan Chase Bank)	10,000,000	10,071,277
University of Michigan, University Revenue VRDN 2.27%	11,000,000 [a]	11,000,000
Minnesota−2.0%		
Minneapolis, GO Note, 3% 12/1/2005	9,400,000	9,414,000
Rochester, Health Care Facilities Revenue, CP,		
(Mayo Foundation):		
2.44%, 8/10/2005 (Liquidity Facilty; U.S. Bancorp)	17,400,000	17,400,000
2.55%, 8/22/2005	15,300,000	15,300,000
2.55%, 8/22/2005 (Liquidity Facilty; U.S. Bancorp)	17,600,000	17,600,000
Mississippi−1.0%		
Medical Center Educational Building Corporation, Revenue		
VRDN (Pediatric and Research Facilities Project)		
2.34% (Insured; AMBAC and Liquidity Facility; Bank One)	15,840,000 [a]	15,840,000
Mississippi Development Bank, Special Obligation		
Revenue, VRDN (Merlots Program) 2.37%		
(Insured; AMBAC and Liquidity Facility, Wachovia Bank)	7,500,000 [a]	7,500,000
Mississippi Hospital Equipment and Facilities Authority,		
Revenue, VRDN (Mississippi Methodist Hospital)		
2.50% (LOC; First Tennessee Bank)	6,200,000 [a]	6,200,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Nebraska—1.0%		
Nebhelp Inc., Revenue, VRDN		
2.43% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank)	31,780,000 [a]	31,780,000
Nevada—1.0%		
Clark County School District, GO Notes, VRDN, (Merlots Program)		
2.37% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,935,000 [a]	9,935,000
Las Vegas Valley Water District, CP 2.42%, 8/16/2005		
(LOC: Banque Nationalede Paris and Lloyds TSB Bank)	20,000,000	20,000,000
New Hampshire—.3%		
New Hampshire Health and Education Authority HR, VRDN		
(Wentworth-Douglas Hospital) 2.40% (Insured:		
Radian Bank and Liquidity Facility, Bank of America)	10,000,000 [a]	10,000,000
New Jersey—.7%		
Union County, GO Unlimited Notes, BAN		
3.25%, 3/1/2006	20,000,000	20,060,800
New York—5.1%		
Metropolitan Transportation Authority, CP		
2.55%, 10/18/2005 (LOC; ABN-AMRO)	7,100,000	7,100,000
Nassau County Tobacco Settlement Corporation, Revenue		
VRDN 2.41% (Liquidity Facility; Merrill Lynch)	7,590,000 [a]	7,590,000
New York City, GO Notes:		
3%, 8/1/2005	8,170,000	8,170,000
4%, 8/1/2005	5,000,000	5,000,000
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue, VRDN		
2.30% (Liquidity Facility; DEPFA Bank)	17,000,000 [a]	17,000,000
New York City Transitional Finance Authority, Revenue		
VRDN (Future Tax Secured) 2.30% (Liquidity Facility, Bank One)	27,945,000 [a]	27,945,000
New York Counties Tobacco Trust I, Revenue, VRDN		
2.41% (Liquidity Facility; Merrill Lynch)	21,525,000 [a]	21,525,000
Tobacco Settlement Financing Corporation of NewYork, Revenue,		
VRDN 2.39% (Liquidity Facility: Landesbank Hessen-Thuringen		
Girozentrale and Merrill Lynch)	10,000,000 [a]	10,000,000
Triborough Bridge and Tunnel Authority, Revenue, VRDN		
2.28% (Liquidity Facility; ABN-AMRO)	51,330,00 [a]	51,330,000
North Carolina—.6%		
North Carolina Capital Facilities Finance Agency, Revenue		
VRDN 2.37% (Liquidity Facility; Goldman Sachs)	17,840,000 [a]	17,840,000
Ohio—5.0%		
Akron Bath Copley Joint Township Hospital District,		
Health Care Facilities Revenue, VRDN		
(Sumner Project) 2.37% (LOC; KBC Bank)	7,100,000 [a]	7,100,000
Cincinnati City School District, GO Notes, BAN		
(School Energy Conservation) 2.50%, 9/9/2005	5,300,000	5,302,162
Cuyahoga County, HR, VRDN (Metrohealth System)		
2.37% LOC; National City Bank)	10,000,000 [a]	10,000,000
Franklin County, Health Care Facilities Revenue, VRDN		
(Creekside at the Village Project) 2.37% (LOC; Key Bank)	7,250,000 [a]	7,250,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Ohio (continued)		
Hamilton County, Hospital Facilities Revenue, VRDN:		
2.42% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	55,000,000 ᵃ	55,000,000
(Children's Hospital Medical Center):		
2.33% (LOC; PNC Bank)	9,300,000 ᵃ	9,300,000
2.33% (LOC; U.S. Bancorp)	20,985,000 ᵃ	20,985,000
Ohio State Higher Educational Facility, College and University		
Revenue, VRDN (Ashland University Project) 2.38% (LOC; Key Bank)	5,000,000 ᵃ	5,000,000
Ohio State University, CP 2.50%, 8/16/2005	14,610,000	14,610,000
Trumbull County, Health Care Facility Revenue and		
Improvement, VRDN (Shepard of the Valley		
Lutheran Retirement Services, Inc. Obligated Group)		
2.25% (Insured; Radian Bank and Liquidity Facility: Bank of America)	16,425,000 ᵃ	16,425,000
Oklahoma—1.3%		
Tulsa County Industrial Authority, Capital Improvements Revenue,		
2.95%, 11/14/2005 (Liquidity Facility; Bank of America)	40,000,000	40,000,000
Oregon—.8%		
City of Portland, Sewer System Revenue 3%, 10/1/2005 (Insured; FSA)	5,010,000	5,018,461
Oregon, Homeowner Revenue, VRDN 2.45% (LOC; Trinity Funding		
Group and Liquidity facility; Landesbank Hessen-Thuringern Girozentrale)	11,000,000 ᵃ	11,000,000
Salem Hospital Facility Authority, Revenue, Refunding, VRDN		
(Capital Manor Inc. Project) 2.38% (LOC; Bank of America)	9,360,000 ᵃ	9,360,000
Pennsylvania—19.3%		
Bethlehem Area School District, GO Notes, VRDN		
2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	20,000,000 ᵃ	20,000,000
Butler County Industrial Development Authority, VRDN		
(Concordia Lutheran Ministries):		
2.33%, Series B (Insured ; Radian Bank and Liquidity Facility: Bank of America)	6,360,000 ᵃ	6,360,000
2.33%, Series C (Insured ; Radian Bank and Liquidity Facility: Bank of America)	5,900,000 ᵃ	5,900,000
Dallastown Area School District, GO Notes, VRDN		
2.38% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,600,000 ᵃ	4,600,000
Dauphin County General Authority, Revenue, VRDN:		
2.38%, Sub-Series H (Insured; FSA and Liquidity Facility:		
Bank of Nova Scotia and KBC Bank)	49,700,000 ᵃ	49,700,000
2.38%, Sub-Series I (Insured; FSA and Liquidity Facility:		
Bank of Nova Scotia and KBC Bank)	14,640,000 ᵃ	14,640,000
School District Pooled Financing Program II 2.38% (Insured;		
AMBAC and Liquidity Facility; Bank of Nova Scotia)	92,465,000 ᵃ	92,465,000
Emmaus General Authority, Revenue, VRDN:		
2.36%, Series G (GIC; Goldman Sachs and Co.)	10,000,000 ᵃ	10,000,000
2.36%, Series H (GIC; Goldman Sachs and Co.)	5,500,000 ᵃ	5,500,000
2.36%, Sub-Series A-10 (LOC; DEPFA Bank)	13,075,000 ᵃ	13,075,000
2.36%, Sub-Series B-23 (LOC; DEPFA Bank)	33,400,000 ᵃ	33,400,000
2.36%, Sub-Series D-26 (LOC; DEPFA Bank)	4,800,000 ᵃ	4,800,000
2.36%, Sub-Series E-21 (LOC; DEPFA Bank)	13,500,000 ᵃ	13,500,000
2.36%, Sub-Series E-23 (LOC; DEPFA Bank)	8,000,000 ᵃ	8,000,000
2.36%, Sub-Series F-20 (LOC; DEPFA Bank)	11,200,000 ᵃ	11,200,000
2.36%, Sub-Series G-18 (LOC; DEPFA Bank)	23,000,000 ᵃ	23,000,000
2.36%, Sub-Series H-19 (LOC; DEPFA Bank)	20,000,000 ᵃ	20,000,000
Local Government 2.36% (LOC; DEPFA Bank)	12,000,000 ᵃ	12,000,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Pennsylvania (continued)		
Fayette County Hospital Authority, Refunding (Mount Macrina Manor) VRDN 2.35% (LOC; National City Bank)	4,140,000 a	4,140,000
Lancaster County, GO Notes, VRDN 2.36% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	20,775,000 a	20,775,000
Lancaster County Hospital Authority, Revenue, VRDN (Luthercare Project) 2.41% (LOC; M&T Bank)	13,705,000 a	13,705,000
Lebanon County Health Facilities Authority, VRDN:		
Health Center Revenue (United Church of Christ Homes) 2.34% (LOC; M&T Bank)	8,330,000 a	8,330,000
Revenue (Cornwall Manor Project) 2.43% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,700,000 a	5,700,000
Montgomery County Higher Education and Health Authority Private Schools Revenue, VRDN (William Penn Charter) 2.38% (LOC; PNC Bank)	10,855,000 a	10,855,000
Montgomery County Industrial Development Authority, Revenue:		
CP, PCR (Exelon Generation Project) 2.55%, 9/29/2005 (LOC; Banque Paribas)	8,000,000	8,000,000
VRDN (Northwestern Human Services) 2.51% (LOC; Commerce Bank)	13,930,000 a	13,930,000
New Garden General Authority, Municipal Revenue, VRDN (Municipal Pooled Financing Program I) 2.43% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and Dexia Credit Locale)	30,750,000 a	30,750,000
Pennsylvania, GO Notes, VRDN (Merlots Program) 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,830,000 a	5,830,000
Pennsylvania Higher Educational Facility Authority, Revenue VRDN (Student Association Housing Project) 2.35% (LOC: Citizens Bank of Pennsylvania)	10,000,000 a	10,000,000
Phildelphia, Gas Works Revenue, CP 2.35%, 8/1/2005 (LOC; JPMorgan Chase Bank)	17,000,000	17,000,000
Philadelphia Authority for Industrial Development, Revenue, VRDN (Gift of Life Donor Program Project) 2.36% (LOC; Commerce Bank)	15,250,000 a	15,250,000
Schuylkill County, GO Notes, VRDN 2.38% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,085,000 a	7,085,000
Spring Grove Area School District, GO, VRDN 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Local)	17,500,000 a	17,500,000
West Cornwall Township Municipal Authority, VRDN:		
GO Notes, Refunding (Bethlehem School District Project) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	28,800,000 a	28,800,000
Revenue (Pennsylvania General Government Loan Program) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	11,342,000 a	11,342,000
University of Pittsburgh of the Commonwealth System of Higher Education VRDN (University Capital Project) 2.37% (Liquidity Facility; National Australia Bank)	10,000,000 a	10,000,000
South Carolina—2.4%		
Charleston County School District Development Corporation, Notes, TAN 3.75%, 4/13/2006	49,400,000	49,805,803
Greer, Combined Utilities System Revenue, VRDN (Merlots Program) 2.37% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,315,000 a	8,315,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
South Carolina (continued)		
South Carolina Jobs Economic Development Authority, Health Facilities Revenue, Refunding, VRDN (Episcopal Church Home) 2.43% (Insured; Radian Bank and Liquidity Facility; Wachovia Bank)	14,015,000 [a]	14,015,000
Tennessee−2.8%		
Blount County Public Building Authority, Revenue VRDN, Local Government Public Improvement:		
2.35%, Series A-6B (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,535,000 [a]	4,535,000
2.35%, Series A-6C (Insured; AMBAC and Liquidity Facility; Regions Bank)	6,500,000 [a]	6,500,000
2.35%, Series A-7A (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,000,000 [a]	5,000,000
Clarksville Public Building Authority, Revenue, VRDN (Pooled Financing-Tennesse Municipal Bond Fund) 2.34% (LOC; Bank of America)	4,600,000 [a]	4,600,000
Metropolitian Government Nashville and Davidson County: Health and Education Facility Board, CP (Vanderbuilt University)		
2.55%, 10/24/2005	10,000,000	10,000,000
VRDN 2.37% (Insured; MBIA and Liquidity Facility; Citibank)	6,090,000 [a]	6,090,000
Sevier County Public Building Authority, VRDN, Local Government Public Improvement:		
Revenue:		
2.35% (Insured; AMBAC and Liquidity Facility; KBC Bank)	8,105,000 [a]	8,105,000
2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9,650,000 [a]	9,650,000
2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	7,930,000 [a]	7,930,000
2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000 [a]	10,000,000
Water Revenue 2.35% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 [a]	12,500,000
Texas−4.5%		
Brownsville, Utility System Revenue, Notes 2.45%, 8/24/2005 (Insured; MBIA and Liquidity Facility, State Street Bank and Trust Co.)	10,000,000	10,000,000
Dallas Area Rapid Transit, Transportation Revenue VRDN (Merlots Program) 2.37% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	24,070,000 [a]	24,070,000
Houston Independent School District, GO Notes, VRDN 2.36% (Insured; Permanent School Fund Guaranteed and Liquidity Facility; Goldman Sachs)	25,800,000 [a]	25,800,000
San Antonio, Water Revenue, VRDN (Merlots Program) 2.37% (Liquidity Facility; Wachovia Bank)	10,000,000 [a]	10,000,000
Texas:		
TRAN 3%, 8/31/2005	34,815,000	34,852,840
VRDN 2.45% (Liquidity Facility, Merrill Lynch)	4,180,000 [a]	4,180,000
Texas Public Finance Authority, Unemployment Trust, CP 2.47%, 8/16/2005 (Insured; Permanenet School Funding Guaranteed)	10,000,000	10,000,000
Texas Water Development Board Revenue, VRDN 2.33% (Liquidity Facility; JPMorgan Chase Bank)	16,500,000 [a]	16,500,000
Utah−.3%		
Utah Water Finance Agency, Water Revenue, VRDN 2.40% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	10,000,000 [a]	10,000,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Vermont−.2%		
Vermont Educational and Health Buildings Financing Agency VRDN:		
College and University Revenue (Capital Asset Financing Program) 2.47% (LOC; M&T Bank)	935,000 a	935,000
Revenue (Rutland Regional Medical Project) 2.39% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,655,000 a	5,655,000
Virginia−1.1%		
Alexandria Industrial Development Authority, Revenue, VRDN (Institute for Defense Analyses) 2.40% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	15,545,000 a	15,545,000
Norfolk Redevelopment and Housing Authority, Revenue, VRDN (Retirement Community) 2.36% (LOC; HSH Nordbank AG)	10,000,000 a	10,000,000
Tobacco Settlement Financing Corporation of Virginia, VRDN 2.41% (Liquidity Facility: Merrill Lynch)	7,500,000 a	7,500,000
Washington−2.5%		
Washington, GO Notes, VRDN (Merlots Program):		
2.37% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	20,005,000 a	20,005,000
2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,945,000 a	5,945,000
Washington Health Care Facilities Authority, Revenues, VRDN (Seattle Cancer Care):		
2.37% (LOC; Key Bank)	4,250,000 a	4,250,000
2.37% (LOC; Key Bank)	20,655,000 a	20,655,000
Washington Higher Education Facilities Authority Revenue, VRDN (Saint Martins College Project) 2.39% (LOC; U.S. Bank NA)	6,910,000 a	6,910,000
Washington Housing Finance Commission, Nonprofit Housing Revenue, VRDN 2.38% (LOC; Bank of America)	17,345,000 a	17,345,000
Wisconsin−1.5%		
Badger Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 2.42% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,180,000 a	6,180,000
DC Everest Area School District, GO Notes, BAN 3%, 1/16/2006	15,455,000	15,473,670
Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Froedtert and Community Health, Inc Obligated Group) 2.33% (LOC; AMBAC and Liquidity Facility; Morgan Stanley Bank)	15,000,000 a	15,000,000
Wisconsin Rural Water Construction Loan Program Commission, Revenue, BAN 3%, 10/1/2005	10,000,000	10,021,170
Wyoming−1.0%		
Natrona County, HR, VRDN (Wyoming Medical Center Project) 2.35% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	30,280,000 a	30,280,000
Total Investments (cost $3,200,109,408)	**105.2%**	**3,200,109,408**
Liabilities, Less Cash and Receivables	**(5.2%)**	**(156,755,428)**
Net Assets	**100.0%**	**3,043,353,980**

See notes page 42.
See notes to financial statements.

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation	**MFHR**	Multi-Family Housing Revenue
CP	Commercial Paper	**MFMR**	Multi-Family Mortgage Revenue
EDR	Economic Development Revenue	**PCR**	Pollution Control Revenue
EIR	Environment Improvement Revenue	**RAC**	Revenue Anticipation Certificates
FGIC	Financial Guaranty Insurance Company	**RAN**	Revenue Anticipation Notes
FHLB	Federal Home Loan Bank	**RAW**	Revenue Anticipation Warrants
FHLMC	Federal Home Loan Mortgage Corporation	**RRR**	Resources Recovery Revenue
FNMA	Federal National Mortgage Association	**SAAN**	State Aid Anticipation Notes
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue
GAN	Grant Anticipation Notes	**SFMR**	Single Family Mortgage Revenue
GIC	Guaranteed Investment Contract	**SWDR**	Solid Waste Disposal Revenue
GNMA	Government National Mortgage Association	**TAN**	Tax Anticipation Notes
GO	General Obligation	**TAW**	Tax Anticipation Warrants
HR	Hospital Revenue	**TRAN**	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

					Value (%)†		
Fitch	**or**	**Moody's**	**or**	**Standard & Poor's**	**Dreyfus Municipal Cash Management Plus**	**Dreyfus New York Municipal Cash Management**	**Dreyfus Tax Exempt Cash Management**
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	89.5	84.5	88.4
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	3.2	10.7	8.7
Not Rated [d]		Not Rated [d]		Not Rated [d]	7.3	4.8	2.9
					100.0	**100.0**	**100.0**

† *Based on total investments.*

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2005 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Assets ($):						
Investments at value–Note 1(a,b)†	12,965,150	8,990,236	4,698,933[a]	1,184,795	4,963,025[a]	2,232,882
Cash	–	–	–	191	–	–
Interest receivable	18,574	16,629	3,662	1,099	531	2,510
	12,983,724	9,006,865	4,702,595	1,186,085	4,963,556	2,235,392
Liabilities ($):						
Due to The Dreyfus Corporation and affiliates–Note 2(b)	2,684	1,938	1,147	335	1,197	550
Cash overdraft due to Custodian	27,045	11,530	4,602	–	9,543	3,492
Payable for shares of Beneficial Interest/Common Stock redeemed	441	–	6	–	–	–
	30,170	13,468	5,755	335	10,740	4,042
Net Assets ($)	**12,953,554**	**8,993,397**	**4,696,840**	**1,185,750**	**4,952,816**	**2,231,350**
Composition of Net Assets ($):						
Paid-in capital	12,955,087	9,001,937	4,699,619	1,185,802	4,952,824	2,231,625
Accumulated net realized gain (loss) on investments	(1,533)	(8,540)	(2,779)	(52)	(8)	(275)
Net Assets ($)	**12,953,554**	**8,993,397**	**4,696,840**	**1,185,750**	**4,952,816**	**2,231,350**
Net Asset Value Per Share						
Institutional Shares						
Net Assets ($)	11,409,672	6,918,660	3,043,691	581,557	3,370,898	1,448,480
Shares Outstanding	11,410,986	6,925,371	3,045,532	581,588	3,370,904	1,448,858
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares						
Net Assets ($)	1,101,739	1,162,242	1,080,119	223,606	1,289,866	682,097
Shares Outstanding	1,101,888	1,163,197	1,080,743	223,608	1,289,867	682,070
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Administrative Shares						
Net Assets ($)	238,236	471,632	259,396	162,773	88,483	8,435
Shares Outstanding	238,280	472,094	259,568	162,772	88,484	8,426
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares						
Net Assets ($)	203,907	440,863	313,634	217,814	203,569	92,338
Shares Outstanding	203,933	441,275	313,776	217,835	203,569	92,271
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	12,965,150	8,990,236	4,698,933	1,184,795	4,963,025	2,232,882

[a] Amount includes repurchase agreements of $548,000,000 and $1,978,000,000 for Dreyfus Government Cash Management and Dreyfus Treasury Cash Management, respectively, See Note 1(b).

See notes to financial statements.

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2005 (Unaudited)

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Assets ($):			
Investments at value—Note 1 (a)†	987,441	485,177	3,200,109
Cash	13,486	16	–
Interest receivable	3,574	2,195	11,437
	1,004,501	**487,388**	**3,211,546**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 2(b)	184	102	504
Cash overdraft due to Custodian	–	–	67,048
Payable for investment securities purchased	5,055	10,319	100,594
Payable for shares of Beneficial Interest redeemed	2,333	1,366	46
	7,572	**11,787**	**168,192**
Net Assets ($)	**996,929**	**475,601**	**3,043,354**
Composition of Net Assets ($):			
Paid-in capital	996,930	475,597	3,043,368
Accumulated net realized gain (loss) on investments	(1)	4	(14)
Net Assets ($)	**996,929**	**475,601**	**3,043,354**
Net Asset Value Per Share			
Instititutional Shares			
Net Assets ($)	672,387	340,615	2,624,377
Shares Outstanding	672,504	340,614	2,624,449
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Investor Shares			
Net Assets ($)	143,336	123,967	225,334
Shares Outstanding	143,319	123,968	225,332
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Administrative Shares			
Net Assets ($)	153,350	4,400	135,037
Shares Outstanding	153,334	4,400	135,001
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Participant Shares			
Net Assets ($)	27,856	6,619	58,606
Shares Outstanding	27,851	6,619	58,586
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	987,441	485,177	3,200,109

See notes to financial statements.

STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2005 (Unaudited)

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Investment Income ($):						
Interest Income	**184,133**	**132,242**	**69,991**	**16,203**	**62,209**	**30,505**
Expenses:						
Management fee–Note 2(a)	12,468	9,042	4,907	1,151	4,466	2,299
Distribution fees–Note 2(b)	1,933	2,484	2,008	800	2,105	1,082
Total Expenses	**14,401**	**11,526**	**6,915**	**1,951**	**6,571**	**3,381**
Investment Income–Net	**169,732**	**120,716**	**63,076**	**14,252**	**55,638**	**27,124**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(131)**	**(777)**	**(263)**	**–**	**5**	**(37)**
Net Increase in Net Assets Resulting from Operations	**169,601**	**119,939**	**62,813**	**14,252**	**55,643**	**27,087**

See notes to financial statements.

STATEMENT OF OPERATIONS *(continued)*

(amounts in thousands)

Six Months Ended July 31, 2005 (Unaudited)

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Investment Income ($):			
Interest Income	**10,557**	**4,878**	**33,159**
Expenses:			
Management fee–Note 2(a)	910	429	2,941
Distribution fees–Note 2(b)	282	112	459
Total Expenses	**1,192**	**541**	**3,400**
Investment Income–Net	**9,365**	**4,337**	**29,759**
Net Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):			
Net realized gain (loss) on investments	(1)	4	45
Net unrealized appreciation (depreciation) on investments	–	–	(20)
Net Realized and Unrealized Gain (Loss) on Investments	**(1)**	**4**	**25**
Net Increase in Net Assets Resulting from Operations	**9,364**	**4,341**	**29,784**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

	Dreyfus Cash Management		Dreyfus Cash Management Plus, Inc.	
	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005
Operations ($):				
Investment income–net	169,732	151,361	120,716	157,454
Net realized gain (loss) on investments	(131)	(1,402)	(777)	(7,763)
Net Increase (Decrease) in Net Assets				
Resulting from Operations	**169,601**	**149,959**	**119,939**	**149,691**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(150,108)	(134,565)	(94,966)	(129,766)
Investor Shares	(13,100)	(11,904)	(14,114)	(11,097)
Administrative Shares	(3,822)	(3,190)	(6,962)	(11,428)
Participant Shares	(2,702)	(1,707)	(4,674)	(5,177)
Total Dividends	**(169,732)**	**(151,366)**	**(120,716)**	**(157,468)**
Beneficial Interest/Capital Stock				
Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	46,436,893	82,058,116	49,923,921	108,944,784
Investor Shares	4,328,483	8,400,276	2,201,025	5,426,074
Administrative Shares	1,903,211	2,185,394	1,847,013	7,994,674
Participant Shares	809,532	1,566,998	1,007,456	2,836,509
Dividends reinvested:				
Institutional Shares	32,018	28,183	38,275	62,090
Investor Shares	4,297	5,382	13,002	10,396
Administrative Shares	1,165	1,216	6,932	10,567
Participant Shares	2,338	1,472	4,522	4,898
Cost of shares redeemed:				
Institutional Shares	(44,341,770)	(82,309,129)	(51,508,673)	(114,784,316)
Investor Shares	(4,299,076)	(8,591,977)	(2,109,893)	(5,579,680)
Administrative Shares	(1,932,556)	(2,174,696)	(1,882,287)	(9,084,131)
Participant Shares	(851,798)	(1,456,526)	(1,033,631)	(3,335,647)
Increase (Decrease) in Net Assets from				
Beneficial Interest/Capital Stock Transactions	**2,092,737**	**(285,291)**	**(1,492,338)**	**(7,493,782)**
Total Increase (Decrease) In Net Assets	**2,092,606**	**(286,698)**	**(1,493,115)**	**(7,501,559)**
Net Assets ($):				
Beginning of Period	10,860,948	11,147,646	10,486,512	17,988,071
End of Period	**12,953,554**	**10,860,948**	**8,993,397**	**10,486,512**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS *(continued)*
(amounts in thousands)

	Dreyfus Government Cash Management		Dreyfus Government Prime Cash Management	
	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005
Operations ($):				
Investment income–net	63,076	82,476	14,252	11,696
Net realized gain (loss) on investments	(263)	(2,343)	–	(2)
Net Increase (Decrease) in Net Assets Resulting from Operations	**62,813**	**80,133**	**14,252**	**11,694**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(43,678)	(57,170)	(7,140)	(5,782)
Investor Shares	(12,803)	(13,130)	(2,608)	(2,115)
Administrative Shares	(3,489)	(8,495)	(2,068)	(1,926)
Participant Shares	(3,106)	(3,681)	(2,436)	(1,873)
Total Dividends	**(63,076)**	**(82,476)**	**(14,252)**	**(11,696)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	11,706,892	35,840,907	1,069,800	2,053,576
Investor Shares	2,997,647	8,643,866	176,449	423,187
Administrative Shares	828,263	2,824,724	917,676	1,645,993
Participant Shares	650,254	1,240,336	778,345	1,478,450
Dividends reinvested:				
Institutional Shares	19,772	28,356	6,787	5,403
Investor Shares	10,357	10,487	2,401	1,912
Administrative Shares	2,965	4,634	1,905	1,806
Participant Shares	2,346	2,772	2,127	1,676
Cost of shares redeemed:				
Institutional Shares	(12,253,963)	(37,706,021)	(1,031,985)	(1,936,748)
Investor Shares	(3,215,089)	(8,672,987)	(164,225)	(459,007)
Administrative Shares	(885,022)	(3,415,869)	(956,859)	(1,578,051)
Participant Shares	(628,192)	(1,560,874)	(792,670)	(1,479,569)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(763,770)**	**(2,759,669)**	**9,751**	**158,628**
Total Increase (Decrease) In Net Assets	**(764,033)**	**(2,762,012)**	**9,751**	**158,626**
Net Assets ($):				
Beginning of Period	5,460,873	8,222,885	1,175,999	1,017,373
End of Period	**4,696,840**	**5,460,873**	**1,185,750**	**1,175,999**

See notes to financial statements.

	Dreyfus Treasury Cash Management		Dreyfus Treasury Prime Cash Management	
	Six Months Ended July 31, 2005 (Unaudited)	**Year Ended January 31, 2005**	**Six Months Ended July 31, 2005 (Unaudited)**	**Year Ended January 31, 2005**
Operations ($):				
Investment income—net	55,638	50,863	27,124	27,236
Net realized gain (loss) on investments	5	(13)	(37)	(107)
Net Increase (Decrease) in Net Assets Resulting from Operations	**55,643**	**50,850**	**27,087**	**27,129**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(37,187)	(36,329)	(18,062)	(18,186)
Investor Shares	(15,422)	(12,519)	(7,905)	(7,190)
Administrative Shares	(691)	(702)	(243)	(944)
Participant Shares	(2,338)	(1,319)	(914)	(916)
Total Dividends	**(55,638)**	**(50,869)**	**(27,124)**	**(27,236)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	15,922,565	28,718,334	4,568,026	7,396,051
Investor Shares	4,259,884	10,475,329	1,667,250	3,101,095
Administrative Shares	282,134	1,598,791	16,231	417,062
Participant Shares	304,030	522,034	292,604	758,139
Dividends reinvested:				
Institutional Shares	9,309	9,755	7,445	4,474
Investor Shares	2,072	2,684	5,046	4,615
Administrative Shares	649	673	235	477
Participant Shares	992	555	463	530
Cost of shares redeemed:				
Institutional Shares	(14,912,390)	(29,689,199)	(4,460,447)	(7,852,071)
Investor Shares	(4,136,220)	(10,601,846)	(1,602,910)	(3,287,434)
Administrative Shares	(243,378)	(1,570,519)	(46,760)	(475,999)
Participant Shares	(311,051)	(436,198)	(294,641)	(843,005)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,178,596**	**(969,607)**	**152,542**	**(776,066)**
Total Increase (Decrease) In Net Assets	**1,178,601**	**(969,626)**	**152,505**	**(776,173)**
Net Assets ($):				
Beginning of Period	3,774,215	4,743,841	2,078,845	2,855,018
End of Period	**4,952,816**	**3,774,215**	**2,231,350**	**2,078,845**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS *(continued)*
(amounts in thousands)

	Dreyfus Municipal Cash Management Plus		Dreyfus New York Municipal Cash Management		Dreyfus Tax Exempt Cash Management	
	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005	Six Months Ended July 31, 2005 (Unaudited)	Year Ended January 31, 2005
Operations ($):						
Investment income−net	9,365	7,738	4,337	4,109	29,759	30,059
Net realized gain (loss) on investments	(1)	–	4	–	45	41
Net unrealized appreciation (depreciation) on investments	–	–	–	–	(20)	20
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,364**	**7,738**	**4,341**	**4,109**	**29,784**	**30,120**
Dividends to Shareholders from ($):						
Investment income−net:						
Institutional Shares	(6,524)	(5,514)	(3,532)	(3,572)	(25,277)	(25,118)
Investor Shares	(1,288)	(908)	(718)	(477)	(2,136)	(1,976)
Administrative Shares	(1,356)	(1,173)	(37)	(24)	(2,111)	(2,779)
Participant Shares	(197)	(143)	(50)	(36)	(235)	(186)
Total Dividends	**(9,365)**	**(7,738)**	**(4,337)**	**(4,109)**	**(29,759)**	**(30,059)**
Beneficial Interest Transactions ($1.00 per share):						
Net proceeds from shares sold:						
Institutional Shares	4,082,872	4,167,702	534,784	843,446	8,987,457	13,958,789
Investor Shares	466,356	640,910	178,012	207,302	436,292	906,264
Administrative Shares	354,903	540,201	20,778	26,011	425,770	831,263
Participant Shares	74,381	136,925	13,641	17,571	116,018	160,781
Dividends reinvested:						
Institutional Shares	4,149	4,083	1,306	904	10,980	12,018
Investor Shares	1,282	797	716	476	1,214	1,165
Administrative Shares	1,324	1,164	37	24	1,249	1,779
Participant Shares	190	142	48	35	63	36
Cost of shares redeemed:						
Institutional Shares	(3,914,228)	(4,394,515)	(531,869)	(815,537)	(8,884,486)	(13,394,916)
Investor Shares	(429,296)	(624,431)	(125,656)	(165,122)	(452,149)	(789,809)
Administrative Shares	(331,592)	(521,193)	(17,157)	(25,529)	(567,325)	(870,002)
Participant Shares	(66,872)	(135,479)	(12,577)	(14,500)	(76,799)	(187,955)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**243,469**	**(183,694)**	**62,063**	**75,081**	**(1,716)**	**629,413**
Total Increase (Decrease) In Net Assets	**243,468**	**(183,694)**	**62,067**	**75,081**	**(1,691)**	**629,474**
Net Assets ($):						
Beginning of Period	753,461	937,155	413,534	338,453	3,045,045	2,415,571
End of Period	**996,929**	**753,461**	**475,601**	**413,534**	**3,043,354**	**3,045,045**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.014	(.014)	1.00	2.74[a]	.20[a]	2.76[a]	11,410
Year Ended January 31,								
2005	1.00	.013	(.013)	1.00	1.31	.20	1.30	9,283
2004	1.00	.010	(.010)	1.00	.99	.20	.99	9,507
2003	1.00	.016	(.016)	1.00	1.66	.20	1.65	11,410
2002	1.00	.037	(.037)	1.00	3.77	.20	3.64	13,260
2001	1.00	.063	(.063)	1.00	6.46	.20	6.24	9,125
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.48[a]	.45[a]	2.51[a]	1,102
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.06	.45	1.05	1,068
2004	1.00	.007	(.007)	1.00	.74	.45	.74	1,254
2003	1.00	.014	(.014)	1.00	1.41	.45	1.40	1,814
2002	1.00	.035	(.035)	1.00	3.51	.45	3.39	1,286
2001	1.00	.060	(.060)	1.00	6.19	.45	5.99	967
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.64[a]	.30[a]	2.66[a]	238
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.21	.30	1.20	266
2004	1.00	.009	(.009)	1.00	.89	.30	.89	255
2003	1.00	.015	(.015)	1.00	1.56	.30	1.55	669
2002	1.00	.036	(.036)	1.00	3.67	.30	3.54	506
2001	1.00	.062	(.062)	1.00	6.35	.30	6.14	126
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.34[a]	.60[a]	2.36[a]	204
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.91	.60	.90	244
2004	1.00	.006	(.006)	1.00	.59	.60	.59	132
2003	1.00	.012	(.012)	1.00	1.26	.60	1.25	118
2002	1.00	.033	(.033)	1.00	3.36	.60	3.24	201
2001	1.00	.059	(.059)	1.00	6.04	.60	5.84	202

[a] *Annualized.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management Plus, Inc.								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.014	(.014)	1.00	2.74[a]	.20[a]	2.72[a]	6,919
Year Ended January 31,								
2005	1.00	.013	(.013)	1.00	1.32	.20	1.23	8,466
2004	1.00	.011	(.011)	1.00	1.06	.20	1.07	14,249
2003	1.00	.018	(.018)	1.00	1.78	.20	1.78	24,637
2002	1.00	.038	(.038)	1.00	3.91	.20	3.54	27,179
2001	1.00	.063	(.063)	1.00	6.49	.20	6.33	10,352
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.50[a]	.45[a]	2.47[a]	1,162
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.07	.45	.98	1,058
2004	1.00	.008	(.008)	1.00	.81	.45	.82	1,203
2003	1.00	.015	(.015)	1.00	1.53	.45	1.53	2,166
2002	1.00	.036	(.036)	1.00	3.66	.45	3.29	1,547
2001	1.00	.061	(.061)	1.00	6.23	.45	6.08	749
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.64[a]	.30[a]	2.62[a]	472
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.22	.30	1.13	500
2004	1.00	.010	(.010)	1.00	.96	.30	.97	1,579
2003	1.00	.017	(.017)	1.00	1.68	.30	1.68	2,030
2002	1.00	.037	(.037)	1.00	3.81	.30	3.44	932
2001	1.00	.062	(.062)	1.00	6.39	.30	6.23	39
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.34[a]	.60[a]	2.32[a]	441
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.92	.60	.83	463
2004	1.00	.007	(.007)	1.00	.65	.60	.67	957
2003	1.00	.014	(.014)	1.00	1.38	.60	1.38	1,028
2002	1.00	.034	(.034)	1.00	3.50	.60	3.14	491
2001	1.00	.059	(.059)	1.00	6.07	.60	5.93	430

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Goverment Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.68[a]	.20[a]	2.65[a]	3,044
Year Ended January 31,								
2005	1.00	.013	(.013)	1.00	1.26	.20	1.20	3,571
2004	1.00	.010	(.010)	1.00	1.03	.20	1.03	5,409
2003	1.00	.017	(.017)	1.00	1.75	.20	1.74	8,084
2002	1.00	.037	(.037)	1.00	3.81	.20	3.55	7,049
2001	1.00	.061	(.061)	1.00	6.28	.20	6.08	4,064
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.44[a]	.45[a]	2.40[a]	1,080
Year Ended January 31,								
2005	1.00	.010	(.010)	1.00	1.01	.45	.95	1,287
2004	1.00	.008	(.008)	1.00	.78	.45	.78	1,307
2003	1.00	.015	(.015)	1.00	1.50	.45	1.49	1,591
2002	1.00	.035	(.035)	1.00	3.55	.45	3.30	1,510
2001	1.00	.059	(.059)	1.00	6.01	.45	5.83	643
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.58[a]	.30[a]	2.55[a]	259
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.16	.30	1.10	313
2004	1.00	.009	(.009)	1.00	.93	.30	.93	900
2003	1.00	.016	(.016)	1.00	1.65	.30	1.64	1,138
2002	1.00	.036	(.036)	1.00	3.71	.30	3.45	623
2001	1.00	.060	(.060)	1.00	6.17	.30	5.98	70
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.011	(.011)	1.00	2.28[a]	.60[a]	2.25[a]	314
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.86	.60	.80	289
2004	1.00	.006	(.006)	1.00	.62	.60	.63	607
2003	1.00	.013	(.013)	1.00	1.35	.60	1.34	645
2002	1.00	.033	(.033)	1.00	3.40	.60	3.15	523
2001	1.00	.057	(.057)	1.00	5.85	.60	5.68	49

[a] *Annualized.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.64[a]	.20[a]	2.62[a]	582
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.21	.20	1.19	537
2004	1.00	.009	(.009)	1.00	.94	.20	.91	415
2003	1.00	.016	(.016)	1.00	1.61	.20	1.60	285
2002	1.00	.035	(.035)	1.00	3.56	.20	3.39	360
2001	1.00	.061	(.061)	1.00	6.27	.20	5.99	288
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.38[a]	.45[a]	2.37[a]	224
Year Ended January 31,								
2005	1.00	.010	(.010)	1.00	.96	.45	.94	209
2004	1.00	.007	(.007)	1.00	.69	.45	.66	243
2003	1.00	.014	(.014)	1.00	1.36	.45	1.35	273
2002	1.00	.033	(.033)	1.00	3.31	.45	3.14	196
2001	1.00	.058	(.058)	1.00	6.00	.45	5.74	65
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.54[a]	.30[a]	2.52[a]	163
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.11	.30	1.09	200
2004	1.00	.008	(.008)	1.00	.84	.30	.81	130
2003	1.00	.015	(.015)	1.00	1.51	.30	1.50	216
2002	1.00	.034	(.034)	1.00	3.46	.30	3.29	86
2001	1.00	.060	(.060)	1.00	6.16	.30	5.89	6
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.011	(.011)	1.00	2.24[a]	.60[a]	2.22[a]	218
Year Ended January 31,								
2005	1.00	.008	(.008)	1.00	.81	.60	.79	230
2004	1.00	.005	(.005)	1.00	.54	.60	.51	229
2003	1.00	.012	(.012)	1.00	1.21	.60	1.20	325
2002	1.00	.031	(.031)	1.00	3.15	.60	2.99	399
2001	1.00	.057	(.057)	1.00	5.84	.60	5.59	320

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.013	(.013)	1.00	2.60[a]	.20[a]	2.58[a]	3,371
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.19	.20	1.16	2,351
2004	1.00	.009	(.009)	1.00	.93	.20	.93	3,312
2003	1.00	.016	(.016)	1.00	1.59	.20	1.57	3,397
2002	1.00	.036	(.036)	1.00	3.62	.20	3.42	2,787
2001	1.00	.060	(.060)	1.00	6.12	.20	5.93	2,138
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.34[a]	.45[a]	2.33[a]	1,290
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.94	.45	.91	1,164
2004	1.00	.007	(.007)	1.00	.68	.45	.68	1,288
2003	1.00	.013	(.013)	1.00	1.34	.45	1.32	999
2002	1.00	.033	(.033)	1.00	3.36	.45	3.17	1,035
2001	1.00	.057	(.057)	1.00	5.86	.45	5.68	671
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.50[a]	.30[a]	2.48[a]	88
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.09	.30	1.06	49
2004	1.00	.008	(.008)	1.00	.83	.30	.83	20
2003	1.00	.015	(.015)	1.00	1.49	.30	1.47	23
2002	1.00	.035	(.035)	1.00	3.52	.30	3.32	127
2001	1.00	.059	(.059)	1.00	6.02	.30	5.83	22
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.011	(.011)	1.00	2.18[a]	.60[a]	2.18[a]	204
Year Ended January 31,								
2005	1.00	.008	(.008)	1.00	.79	.60	.76	210
2004	1.00	.005	(.005)	1.00	.52	.60	.53	123
2003	1.00	.012	(.012)	1.00	1.19	.60	1.17	52
2002	1.00	.032	(.032)	1.00	3.21	.60	3.02	121
2001	1.00	.056	(.056)	1.00	5.70	.60	5.53	119

[a] Annualized.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Prime Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.46[a]	.20[a]	2.45[a]	1,448
Year Ended January 31,								
2005	1.00	.012	(.012)	1.00	1.17	.20	1.14	1,333
2004	1.00	.009	(.009)	1.00	.92	.20	.93	1,785
2003	1.00	.016	(.016)	1.00	1.58	.20	1.56	3,291
2002	1.00	.036	(.036)	1.00	3.68	.20	3.40	3,331
2001	1.00	.058	(.058)	1.00	5.94	.20	5.74	1,936
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.011	(.011)	1.00	2.20[a]	.45[a]	2.20[a]	682
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.92	.45	.89	613
2004	1.00	.007	(.007)	1.00	.67	.45	.68	794
2003	1.00	.013	(.013)	1.00	1.32	.45	1.31	1,261
2002	1.00	.034	(.034)	1.00	3.42	.45	3.15	1,300
2001	1.00	.055	(.055)	1.00	5.68	.45	5.49	502
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.012	(.012)	1.00	2.36[a]	.30[a]	2.35[a]	8
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.07	.30	1.04	39
2004	1.00	.008	(.008)	1.00	.82	.30	.83	97
2003	1.00	.015	(.015)	1.00	1.48	.30	1.46	205
2002	1.00	.035	(.035)	1.00	3.57	.30	3.30	62
2001	1.00	.057	(.057)	1.00	5.84	.30	5.64	10
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.06[a]	.60[a]	2.05[a]	92
Year Ended January 31,								
2005	1.00	.008	(.008)	1.00	.76	.60	.74	94
2004	1.00	.005	(.005)	1.00	.52	.60	.53	179
2003	1.00	.012	(.012)	1.00	1.18	.60	1.16	321
2002	1.00	.032	(.032)	1.00	3.26	.60	3.00	522
2001	1.00	.054	(.054)	1.00	5.52	.60	5.34	609

[a] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Municipal Cash Management Plus								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.12[a]	.20[a]	2.11[a]	673
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.13	.20	1.07	500
2004	1.00	.009	(.009)	1.00	.93	.20	.92	722
2003	1.00	.013	(.013)	1.00	1.33	.20	1.31	224
2002	1.00	.026	(.026)	1.00	2.59	.20	2.52	125
2001	1.00	.039	(.039)	1.00	4.01	.20	3.94	133
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.009	(.009)	1.00	1.88[a]	.45[a]	1.86[a]	143
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.88	.45	.82	105
2004	1.00	.007	(.007)	1.00	.68	.45	.67	88
2003	1.00	.011	(.011)	1.00	1.08	.45	1.06	92
2002	1.00	.023	(.023)	1.00	2.34	.45	2.27	63
2001	1.00	.037	(.037)	1.00	3.75	.45	3.69	45
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.02[a]	.30[a]	2.01[a]	153
Year Ended January 31,								
2005	1.00	.010	(.010)	1.00	1.03	.30	.97	129
2004	1.00	.008	(.008)	1.00	.83	.30	.82	108
2003	1.00	.012	(.012)	1.00	1.23	.30	1.21	110
2002	1.00	.025	(.025)	1.00	2.48	.30	2.42	71
2001	1.00	.038	(.038)	1.00	3.91	.30	3.84	—[b]
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.009	(.009)	1.00	1.71[a]	.60[a]	1.71[a]	28
Year Ended January 31,								
2005	1.00	.007	(.007)	1.00	.73	.60	.67	20
2004	1.00	.005	(.005)	1.00	.52	.60	.52	19
2003	1.00	.009	(.009)	1.00	.93	.60	.91	16
2002	1.00	.022	(.022)	1.00	2.18	.60	2.12	16
2001	1.00	.035	(.035)	1.00	3.60	.60	3.54	14

[a] Annualized.

[b] Amount represents less than $1 million.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus New York Municipal Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.10[a]	.20[a]	2.07[a]	341
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.10	.20	1.12	336
2004	1.00	.009	(.009)	1.00	.88	.20	.89	308
2003	1.00	.013	(.013)	1.00	1.26	.20	1.25	417
2002	1.00	.024	(.024)	1.00	2.41	.20	2.24	588
2001	1.00	.038	(.038)	1.00	3.87	.20	3.80	330
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.009	(.009)	1.00	1.84[a]	.45[a]	1.82[a]	124
Year Ended January 31,								
2005	1.00	.008	(.008)	1.00	.85	.45	.87	71
2004	1.00	.006	(.006)	1.00	.63	.45	.64	28
2003	1.00	.010	(.010)	1.00	1.01	.45	1.00	21
2002	1.00	.021	(.021)	1.00	2.15	.45	1.99	17
2001	1.00	.036	(.036)	1.00	3.61	.45	3.55	12
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.00[a]	.30[a]	1.97[a]	4
Year Ended January 31,								
2005	1.00	.010	(.010)	1.00	1.00	.30	1.02	1
2004	1.00	.008	(.008)	1.00	.79	.30	.79	−[b]
2003	1.00	.011	(.011)	1.00	1.15	.30	1.15	6
2002	1.00	.023	(.023)	1.00	2.30	.30	2.14	3
2001	1.00	.037	(.037)	1.00	3.77	.30	3.70	−[b]
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.008	(.008)	1.00	1.69[a]	.60[a]	1.67[a]	7
Year Ended January 31,								
2005	1.00	.007	(.007)	1.00	.70	.60	.72	6
2004	1.00	.005	(.005)	1.00	.48	.60	.49	2
2003	1.00	.009	(.009)	1.00	.86	.60	.85	2
2002	1.00	.020	(.020)	1.00	2.04	.60	1.84	−[b]
2001	1.00	.034	(.034)	1.00	3.46	.60	3.40	1

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Tax Exempt Cash Management								
Institutional Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	2.08[a]	.20[a]	2.06[a]	2,624
Year Ended January 31,								
2005	1.00	.011	(.011)	1.00	1.12	.20	1.14	2,510
2004	1.00	.009	(.009)	1.00	.90	.20	.89	1,934
2003	1.00	.013	(.013)	1.00	1.29	.20	1.28	2,073
2002	1.00	.025	(.025)	1.00	2.50	.20	2.40	1,880
2001	1.00	.039	(.039)	1.00	3.95	.20	3.85	1,538
Investor Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.009	(.009)	1.00	1.84[a]	.45[a]	1.81[a]	225
Year Ended January 31,								
2005	1.00	.009	(.009)	1.00	.87	.45	.89	240
2004	1.00	.006	(.006)	1.00	.65	.45	.64	122
2003	1.00	.010	(.010)	1.00	1.04	.45	1.03	119
2002	1.00	.022	(.022)	1.00	2.25	.45	2.15	195
2001	1.00	.036	(.036)	1.00	3.69	.45	3.60	154
Administrative Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.010	(.010)	1.00	1.98[a]	.30[a]	1.96[a]	135
Year Ended January 31,								
2005	1.00	.010	(.010)	1.00	1.02	.30	1.04	275
2004	1.00	.008	(.008)	1.00	.80	.30	.79	312
2003	1.00	.012	(.012)	1.00	1.19	.30	1.18	185
2002	1.00	.024	(.024)	1.00	2.40	.30	2.30	7
2001	1.00	.038	(.038)	1.00	3.85	.30	3.75	—[b]
Participant Shares								
Six Months Ended July 31, 2005 (Unaudited)	1.00	.008	(.008)	1.00	1.69[a]	.60[a]	1.66[a]	59
Year Ended January 31,								
2005	1.00	.007	(.007)	1.00	.72	.60	.74	19
2004	1.00	.005	(.005)	1.00	.50	.60	.49	46
2003	1.00	.009	(.009)	1.00	.89	.60	.88	139
2002	1.00	.021	(.021)	1.00	2.10	.60	2.00	151
2001	1.00	.035	(.035)	1.00	3.54	.60	3.45	168

[a] Annualized.

[b] Amount represents less than $1 million.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is diversified. Dreyfus New York Municipal Cash Management is non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares. Investor Shares, Administrative Shares and Participant Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) **Expenses:** With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

(d) **Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(e) **Federal income taxes:** It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

Table 1 summarizes each fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2005.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal year ended January 31, 2005, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal year ended January 31,

Table 1.

	Expiring in fiscal:				($ x 1,000)	
	2008†	2009†	2011†	2012†	2013†	Total
Dreyfus Cash Management *	–	–	–	–	18	18
Dreyfus Cash Management Plus, Inc.**	–	–	–	–	562	562
Dreyfus Government Cash Management***	–	–	–	172	–	172
Dreyfus Government Prime Cash Management	10	39	4	–	3	56
Dreyfus Treasury Cash Management	–	–	–	–	13	13
Dreyfus Treasury Prime Cash Management	–	61	–	70	107	238
Dreyfus Tax Exempt Cash Management	59	–	–	–	–	59

†   *If not applied, the carryovers expire in the above years.*

*   *In addition, the fund had approximately $1.4 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

**   *In addition, the fund had approximately $7.2 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

***   *In addition, the fund had approximately $2.3 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At July 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20 of 1% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares and Participant Shares, Rule 12b-1 Service Plan expenses.

(b) Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares and Participant Shares, each fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answer-

ing shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25, .10 and .40 of 1% of the value of the average daily net assets of Investor Shares, Administrative Shares and Participant Shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a fund's, Investor Shares, Administrative Shares and Participant Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2005.

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(c) Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

Table 2.

	Investor Shares ($)	Administrative Shares ($)	Participant Shares ($)
Dreyfus Cash Management	1,321,677	144,747	466,583
Dreyfus Cash Management Plus, Inc.	1,414,421	265,568	803,337
Dreyfus Government Cash Management	1,323,401	137,931	546,228
Dreyfus Government Prime Cash Management	275,017	83,211	441,360
Dreyfus Treasury Cash Management	1,647,829	27,446	429,596
Dreyfus Treasury Prime Cash Management	892,851	10,869	178,652
Dreyfus Municipal Cash Management Plus	168,481	67,560	46,005
Dreyfus New York Municipal Cash Management	98,435	1,898	11,651
Dreyfus Tax Exempt Cash Management	294,192	109,653	55,382

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus, Inc.) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 90 billion shares of $.001 par value Common Stock.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Table 3.

	Management Fees ($)	Rule 12b-1 Service Plan Fees ($)
Dreyfus Cash Management	2,353,572	330,435
Dreyfus Cash Management Plus, Inc.	1,503,787	434,135
Dreyfus Government Cash Management	782,736	363,903
Dreyfus Government Prime Cash Management	201,283	133,626
Dreyfus Treasury Cash Management	834,499	362,284
Dreyfus Treasury Prime Cash Management	362,648	186,818
Dreyfus Municipal Cash Management Plus	128,558	55,856
Dreyfus New York Municipal Cash Management	79,101	22,959
Dreyfus Tax Exempt Cash Management	428,308	76,190

ALL CASH MANAGEMENT FUNDS

At a Joint Meeting of the Board Members of each fund held on May 17, 2005, the Board considered the re-approval of each fund's Management Agreement for another one year term, pursuant to which the Manager provides each fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the funds were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to each Fund. The Board members received a presentation from representatives of the Manager regarding services provided to each fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to each fund pursuant to each fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed each fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution of each fund by Dreyfus Institutional Services Division, the broad diversity among the other funds in the Dreyfus complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of Each Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed each fund's performance and expense ratios and placed significant emphasis on separate comparisons for each fund to a group of comparable funds, and to iMoneyNet and Lipper averages. The Board reviewed each fund's performance, management fee, and total expense ratio within its respective comparison group and against the applicable iMoneyNet category averages (with respect to performance) and Lipper category average (with respect to expense ratios), and discussed the results of each comparison. Each fund's group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund.

DREYFUS CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages but lower than the comparison group averages for each reported time period except the ten-year period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same iMoneyNet category, as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds were institutional funds with lower management fees than the fund and investment minimums of $250 million and $1 billion, respectively, compared with the fund's $10 million investment minimum. The Board viewed that difference as a key factor in explaining the respective management fees. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS CASH MANAGEMENT PLUS, INC.

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages for each reported time period, while it was lower than the fund's comparison group averages for the one- and ten-year periods and higher for the three- and five-year periods. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was at the median among the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that four of the five Similar Funds with lower management fees than the fund were other institutional funds with investment minimums of $250 million and $1 billion, compared with the fund's $10 million investment minimum. The Board viewed that difference as a key factor in explaining the respective management fees. The Board also noted that the remaining Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board noted that the other Similar Funds were a Dreyfus Cash Management Fund with the same management fee as the

fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS GOVERNMENT CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds with lower management fees than the fund were "unitary fee" funds with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Funds included three Dreyfus Cash Management Funds with the same management fee as the fund and two of Dreyfus's "General" money market funds with higher management fees than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS GOVERNMENT PRIME CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund was one of the three funds with the lowest management fee among the comparison group funds, and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Fund was a Dreyfus Cash Management Fund with the same management fee as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TREASURY CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages for each reported time period and the fund's comparison group average for the three- and five-year periods, but was lower than the fund's comparison group average for the one- and ten-year periods. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Fund was a Dreyfus Cash Management Fund with the same management fee as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TREASURY PRIME CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period and that the fund generally had achieved high first quartile rankings. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year comparison group performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds with lower management fees than the fund were "unitary fee" funds with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that other Similar Funds included three Dreyfus Cash Management Funds with the same management fee as the fund and two of Dreyfus's "General" money market funds with higher management fees than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS TAX EXEMPT CASH MANAGEMENT

The Board members noted the fund's high rankings generally, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund was one of two funds with the lowest management fee among the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds

as compared to management of the fund. The Board noted that the Similar Funds included a Dreyfus Cash Management Fund with the same management fee as the fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS MUNICIPAL CASH MANAGEMENT PLUS

The Board members noted the fund's high rankings generally, including the fund's top ranking in its iMoneyNet category and comparison group for the five- and ten-year period, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board noted that the Similar Funds included a Dreyfus Cash Management Fund with the same management fee as the fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

DREYFUS NEW YORK MUNICIPAL CASH MANAGEMENT

The Board members noted the fund's high rankings generally, including the fund's top ranking in its iMoneyNet category and comparison group for the five- and ten-year periods, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by the one Similar Fund. The Manager's representatives explained the nature of the Similar Fund and the difference, from Dreyfus's perspective, in management of the one Similar Fund as compared to management of the fund. The Board noted that the Similar Fund was one of Dreyfus's "General" money market funds with a higher management fee and a different primary distribution network than the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for each fund, and the extent to which economies of scale would be realized as each fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser to each fund and noted that there were no soft dollar arrangements with respect to trading of any fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to each fund as part of their evaluation of whether the fee under each Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentages for managing each fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given each fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of each fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to each fund, as indicated.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager to each fund are adequate and appropriate.

- As to each Taxable Dreyfus Cash Management Fund, the Board was satisfied with each fund's overall performance, noting the narrow spread in the one-year returns among each fund and its respective comparison group of funds, as well as the portfolio manager's explanation of each fund's maturity strategy over the past year.

- As to each Tax Exempt Dreyfus Cash Management Fund, the Board was satisfied with each fund's performance.

- The Board concluded that the fee paid to the Manager by each fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with each fund.

- The Board determined that, given the characteristics of each fund, it was difficult to specifically identify any economies of scale that might be realized merely through increase in the size of a fund. The Board noted that it appeared that the benefits of any economies of scale would be appropriately shared with shareholders through increased investment in fund management and administration resources.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of each fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES



For More Information

Dreyfus Cash Management Funds
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

E-mail Access Dreyfus Institutional Services Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

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